Supreme
INDUSTRIES, INC.

CHARTING A NEW COURSE


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SUPREME

STARTRANS

SA Supreme Armored

SSV SUPREME Specialty Vehicles

TSL TOWER STRUCTURAL LAMINATING

Contents

Corporate Profile

Supreme Industries, Inc. is a leading manufacturer of specialized commercial vehicles including truck bodies, buses, and armored vehicles. Based in Goshen Indiana, the Company has operations nationwide including five manufacturing facilities, and two sales and service facilities. In order to serve major geographic markets, these facilities are positioned at strategic locations across the continental United States.

Company Information

A copy of Form 10-K filed with the Securities and Exchange Commission is included herein. Additional copies may be obtained without charge upon written request to the Chief Financial Officer at the corporate offices or via the Internet at the SEC EDGAR site (http://www.sec.gov). In addition, "street name" holders who wish to receive financial information on a timely basis, directly from the Company, are invited to convey this request to the same party.

In 2011 Supreme reported its first profitable year since 2007. Many other positive developments occurred during this transitional year, including the hiring of additional skilled management in sales, marketing, manufacturing, human resources and finance; the refinancing of our existing bank loan on better terms with a new bank; the improvement in operating performance during the last six months of the year; and the settlement of litigation that had been pending for several years.

Consolidated net sales for the year were $300.8 million. This was approximately 36% higher than 2010, when Supreme recorded sales of $220.9 million. Truck sales increased 79% resulting primarily from higher levels of fleet orders shipped during the first half of 2011 and our ability to take advantage of an improved retail market by utilizing greater flexibility of our manufacturing lines and giving our sales force better information about the timing and availability of production capacity. We also continued to improve our 'go to market' approach through the application of a more sophisticated pricing strategy, consolidating and refining our product lines, placing a greater emphasis on real time market intelligence, and filling key positions on our sales and marketing team. The sales order backlog at year end was $100 million, compared with $102 million a year ago.

The Company had operating income of $3.4 million in 2011, compared with an operating loss of $6.7 million in 2010. The Company reported net income from continuing operations of $1.6 million or $0.11 per share, compared to a net loss from continuing operations of $8.6 million or $0.61 per share. The 2011 results were after $4.2 million of costs associated with restructuring our bank loan, consulting fees and other costs related to profit improvement initiatives, severance costs, and litigation settlements. Gross profit was $32.4 million or 10.8% of sales versus $18.4 million or 8.3% of sales in 2010. We believe the improvement in our bottom line performance is the direct result of managing the business to a greater level of detail and sophistication than in the past combined with greater employee productivity and increased sales levels.

Net cash provided by operating activities during full-year 2011 totaled $14.5 million, compared with $1.3 million in 2010. Working capital was $35.8 million at Dec. 31, 2011, compared with $19.6 million at Dec. 25, 2010 which included $25.5 million outstanding under the bank line of credit classified as a current liability. Stockholders' equity was $55.3 million, or $3.75 per share, at Dec. 31, 2011, compared with $51.9 million, or $3.62 per share, at Dec. 25, 2010. Our focus will remain on improving our cash flow and overall liquidity while simultaneously making steady progress on the consistency of our profitability.

One of the key milestones of 2011 was the closing in the third quarter of a new bank agreement with Wells Fargo Capital Finance, LLC. The new agreement provides a four-year commitment for up to $45 million which we believe is sufficient to finance our capital expenditures and working capital requirements for its term.

In terms of our three business groups, the truck market is expected to continue to exhibit strong demand and we anticipate being well-served by our positioning as a full-line truck body manufacturer that can offer large fleet companies a consistent customer experience by virtue of our national footprint. Both our fleet and retail truck customers benefit from our measures to offer best-in-class content and features in a timely fashion and at the lowest total cost. We have also named the current year Delivery 2012 demonstrating our commitment to on time delivery of our products. This has been an area of weakness in the past and has been a consistent short coming of most truck body builders. We believe this is a key way we can differentiate ourselves from our competition and it is an important indicator of our ability to predict our future performance.

The market for armored and specialty vehicles is composed of multiple segments, making it difficult to discuss near term outlook. Government sales were negatively impacted by Washington budget negotiations; however, the Company was able to expand its sales and marketing capabilities for this group which should result in improved performance.

The bus group had a difficult year due to state and municipal government cutbacks which led to intensified pricing pressure in the market. We are actively working to reposition and restructure the Company's bus division in light of the changed market and we are modestly encouraged that some of this repositioning is beginning to bear fruit.

We have placed major emphasis on improving our labor force. We have improved our health insurance plan, enhanced training and development programs and upgraded facilities. It is anticipated that these changes will improve employee morale and significantly enhance employee performance.

In March of 2012, Kim Korth, who had been serving as President, Chief Executive Officer, and a director, resigned to return to her consulting company on a full time basis. On an interim basis, Matthew W. Long, our Chief Financial Officer, Treasurer, and Assistant Secretary has been named acting CEO, and the Company has commenced an active search for a new CEO. Though one member of the executive team has departed, the other key members of the team which guided the Company through a difficult transitional period remain and are committed to continuing to improve our financial performance. While much work remains to be done, we believe, our results are beginning to demonstrate that we have stabilized the business and built a foundation for continued improvements and growth in the future. We look forward to reporting the Company's progress to you during the year.

Sincerely,

Herbert M. Gardner
Chairman of the Board

WHERE IT ALL COMES TOGETHER

3 YEAR 36,000 MILE WARRANTY



Supreme's **Signature Van Body** is the premiere dry freight van body on the market and is used by industries such as general delivery, package delivery, truck rental and leasing, home delivery, office supply delivery, expediting companies, and municipalities.

Supreme brings together the best of the best with our all-new Signature Body. And we set a new standard by backing it all with our comprehensive 3-year/36,000-mile warranty.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

COMMISSION FILE NUMBER: 1-8183

SUPREME INDUSTRIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**75-1670945**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification Number)
P.O. Box 237, 2581 E. Kercher Road Goshen, Indiana	**46528**
(Address of principal executive office)	(Zip Code)

Registrant's telephone number, including area code: (574) 642-3070

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class:	Name of each exchange on which registered:
Class A Common Stock ($.10 Par Value)	NYSE Amex

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter, based on the last closing sale price of $3.40 per share for the common stock on the NYSE Amex on such date, was approximately $38,568,791.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date.

Class	Outstanding at March 7 , 2012
Class A Common Stock ($.10 Par Value)	13,468,373 shares
Class B Common Stock ($.10 Par Value)	1,716,937 shares

Documents incorporated by reference

Listed below are documents, parts of which are incorporated herein by reference, and the part of this report into which the document is incorporated:

Portions of the Proxy Statement for the 2012 Annual Meeting of Stockholders – Part III

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

History

Supreme Industries, Inc., a Delaware corporation (the "Company," "Supreme" or "we"), is one of the nation's leading manufacturers of specialized vehicles including truck bodies, buses, and armored and specialty vehicles. The Company was originally incorporated in 1979.

In January of 1984, Supreme Corporation, the Company's wholly-owned operating subsidiary, was formed to acquire a company engaged in the business of manufacturing, selling, and repairing specialized truck bodies, buses, and related equipment.

On September 28, 2010, a restructuring transaction occurred pursuant to which Supreme Indiana Operations, Inc., a Delaware corporation ("Supreme Indiana"), merged upstream and into its parent, Supreme Corporation, with the surviving entity being Supreme Indiana.

Financial Information About Operating Segments

The Company has two operating segments — specialized vehicles and fiberglass products. The fiberglass products segment does not meet the quantitative thresholds for separate disclosure. See segment information in Note 1 - Nature of Operations and Accounting Policies, of the Notes to Consolidated Financial Statements (Item 8).

General Description of the Company's Business

Supreme competes in two core areas of the specialty vehicle market, truck bodies and buses. Supreme manufactures a truck body or bus body that is attached to a truck chassis. The truck chassis, which consists of an engine, a frame with wheels, and in some cases a cab, is manufactured by third parties who are major automotive or truck companies. Such companies typically do not build specialized truck bodies. Supreme is the only major manufacturer that produces both truck and bus bodies. Some examples of specialized vehicles that are not manufactured by Supreme are dump bodies, utility bodies, and garbage packers.

Supreme offers a wide range of truck products with prices that range from $4,000 to more than $100,000. Supreme's truck bodies are offered in aluminum, fiberglass reinforced plywood ("FRP"), FiberPanel, SignaturePlate or molded fiberglass construction. Most of our products are attached to light-duty truck chassis and medium-duty chassis. Supreme integrates a wide range of options into its truck bodies including liftgates, cargo-handling equipment, customized doors, special bumpers, ladder racks, and refrigeration equipment. Supreme is primarily a build-to-order operation with very limited production occurring in anticipation of pending orders.

The following table shows net sales contributed by each of the Company's continuing operation product categories:

	2011	2010	2009
Specialized vehicles:			
Trucks	$ 218,927,753	$ 122,489,740	$ 96,742,558
Buses	60,640,186	69,951,326	66,439,902
Armored vehicles	18,952,739	24,599,094	18,751,395
	298,520,678	217,040,160	181,933,855
Fiberglass products	2,287,280	3,848,426	4,140,608
	$ 300,807,958	$ 220,888,586	$ 186,074,463

The following is a brief summary of Supreme's products:

Signature Van bodies. Supreme's Signature Van bodies range from 10 to 28 feet in length with exterior walls assembled from one of several material options including pre-painted aluminum, FRP panels, FiberPanels, or SignaturePlate. Additional features include molded composite front and side corners, LED marker lights, sealed wiring harnesses, hardwood or pine flooring, and various door configurations to accommodate end-user loading and unloading requirements. This product is adaptable for a diverse range of uses in dry-freight transportation.

Iner-City® cutaway van bodies. An ideal route truck for a variety of commercial applications, the Iner-City bodies are manufactured on cutaway chassis which allow access from the cab to the cargo area. Borrowing many design elements from Supreme's larger van body, the Iner-City is shorter in length (10 to 18 feet) than a typical van body.

Spartan service bodies. Built on the cutaway chassis out of durable FRP, the Spartan Service Body is a virtual workshop on wheels. In lengths from 10 to 14 feet, the Spartan's selection of compartments, shelves, doors, and pre-designed options provides job-site protection from the weather while offering a secure lockable workspace.

Spartan cargo vans. Built on a cutaway chassis and constructed of FRP, the Spartan Cargo Van provides the smooth maneuverability of a commercial van with the full-height and spacious cargo area of a truck body. In lengths of 10 to 14 feet and available with a variety of pre-designed options, the Spartan Cargo Van is a bridge product for those moving up from a traditional cargo van into the truck body category.

Kold King® insulated van bodies. Kold King insulated bodies, in lengths of up to 28 feet, provide versatility and dependability for temperature controlled applications. Flexible for either hand-load or pallet-load requirements, they are ideal for multi-stop distribution of both fresh and frozen products.

Stake bodies. Stake bodies are flatbeds with various configurations of removable sides. The stake body is utilized for a broad range of agricultural and construction industries transportation needs.

Aero Body. Supreme's newest product line is the Aero-Body. Designed in conjunction with Isuzu, the Aero Body is built on the ECO-Max chassis and achieves up to 30% better fuel economy than comparable vehicles. Supreme's Aero-Body combined with Isuzu's ECO-MAX chassis achieves up to 30% improved fuel economy. Curved composite walls with nested wind faring create a streamlined modern look.

Armored SUVs. Supreme's armored SUV products offer the same outside appearance and interior as a stock model SUV, but with armored protection against hostile fire. These protective vehicles are used both abroad by governmental agencies and for various domestic applications.

Armored trucks and Specialty Vehicles. Supreme is one of the largest makers of cash-in-transit vehicles as well as SWAT rapid deployment vehicles, prisoner transport vehicles, and a variety of other security vehicles.

StarTrans® shuttle buses. The StarTrans® shuttle buses (Senator and Candidate) have seating capacities for 12 to 29 people and are offered with a variety of seating arrangements and with options such as wheelchair lifts, custom interiors, and special exterior paint schemes. The shuttle bus line features an aerodynamic exterior design and is intended for use by hotels, nursing homes, car leasing companies, and airport-related users.

StarTrans® mid-size buses. Supreme's StarTrans® mid-size buses (President and Ambassador) are offered in lengths of up to 31 feet with capacities of up to 35 passengers. This product serves the public transit and tour markets as well as end users such as universities and various sport franchises.

StarTrans® trolleys. Supreme's StarTrans® trolley line is similar in size to the mid-size bus line but resembles a San Francisco trolley car. Supreme is a leading manufacturer of this product which is marketed to resort areas, theme parks, and cities desiring unique transportation vehicles.

Kold King®, Iner-City®, Spartan, StarTrans®, and Fuel Shark are tradenames used by Supreme in its marketing of truck bodies and buses. Kold King®, Iner-City®, StarTrans®, and FiberPanel® are trademarks registered in the U.S. Patent and Trademark Office.

During the fourth quarter of 2009, the Company exited its Silver Crown luxury motorhome business. The unprecedented tight credit markets caused by the severe economic recession led to a significant contraction in various luxury product markets and was the primary factor in the decision to discontinue this product line.

Manufacturing

Supreme's manufacturing facilities are located in Goshen and Ligonier, Indiana; Griffin, Georgia; Cleburne, Texas; Moreno Valley, California; and Jonestown, Pennsylvania.

Supreme builds specialized vehicle bodies and installs other equipment on truck chassis, most of which are provided by converter pool agreements or are owned by dealers or end-users. These truck bodies are built on an assembly line from engineered structural components such as floors, roofs, and wall panels. These components are manufactured from Supreme's proprietary designs and are installed on the truck chassis. Supreme then installs optional equipment and applies any special finishes that the customer has specified. Throughout the manufacturing and installation process, Supreme conducts quality control procedures to ensure that the products meet its customers' specifications. Supreme's products are generally produced to firm orders and are designed and engineered by Supreme. Order levels will vary depending upon price, competition, prevailing economic conditions, and other factors.

The Company manufactures its own fiberglass reinforced plywood and has extensive metal bending capabilities. These component manufacturing facilities are located in Goshen and Ligonier, Indiana.

Supreme provides limited warranties against construction defects in its products. These warranties generally provide for the replacement or repair of defective parts or workmanship for periods of up to five years following the date of retail sale.

We purchase raw materials and component parts from a variety of sources. Although we generally do not enter into long-term supply contracts, management believes that we have good relationships with our primary suppliers. In recent years prices have fluctuated significantly, but we have experienced no material adverse problems in obtaining adequate supplies of raw materials and component parts to meet the requirements of our production schedules. Management believes that the materials used in the production of our products are available at competitive prices from an adequate number of alternative suppliers. Accordingly, management does not believe that the loss of a single supplier would have a material adverse effect on our business.

Marketing

Supreme sells its products to commercial dealers/distributors, fleet leasing companies, or directly to end-users. Products purchased by a dealer from Supreme are sold by the dealer/distributor to its own customers.

Supreme's dealer/distributor network consists of approximately 40 bus distributors, a limited number of truck equipment distributors, and approximately 1,000 commercial dealers. Management believes that this large network, coupled with Supreme's geographically-dispersed plant and distribution sites, gives Supreme a marketing advantage over its competitors. Supreme generally delivers its products within 4 to 8 weeks after the receipt of orders.

Approximately 80 employees are engaged in direct sales. Supreme engages in direct advertising in trade publications, trade shows, and cooperative advertising campaigns with distributors.

Trademarks

The Company owns and maintains trademarks that are used in marketing specialized products manufactured by Supreme. Management believes that these trademarks have significant customer goodwill. For this reason, management anticipates renewing each trademark discussed above for an additional ten-year period prior to such trademark's expiration.

Working Capital

The Company utilizes its revolving line of credit to finance its accounts receivable and inventories. The Company believes that its days sales outstanding and its days inventories on hand are within normal industry levels. The Company had working capital of $35.8 million and $19.6 million at December 31, 2011, and December 25, 2010, respectively. The working capital at December 25, 2010 included a $25.5 million line of credit classified as a current liability, lowering working capital.

Major Customers

During 2011, one of our customers (Penske) accounted for approximately 20% of consolidated net sales. No single customer, or group of customers, accounted for 10% or more of the Company's consolidated net sales for the fiscal years ended in 2010 and 2009. The Company's export sales are minimal. As of the years ended for 2011 and 2010, one customer (U.S. Department of State) accounted for 12.8% and 16.6% of the Company's total trade accounts receivable.

Competitive Conditions

The highly competitive nature of the specialized vehicle industry presents a number of challenges. With only a few national competitors, the Company often competes with smaller, regional companies. As a result of this broad competition, the Company is often faced with competitive pricing pressures. Other competitive factors include quality of product, lead times, geographic proximity to customers, and the ability to manufacture a product customized to customer specifications.

During favorable business cycles, the industry tends to see an increase in smaller, regional competitors, and then a similar decrease during times of challenging economic pressures. With its national presence and diverse product offerings, the Company believes that it is well positioned to meet the competitive challenges presented.

Governmental Regulation

The Company's operations are subject to a variety of federal, state, and local environmental and health and safety statutes and regulations including those related to emissions to the air, discharges to water, treatment, storage, and disposal of water, and remediation of contaminated sites. Additionally, the Company's products are subject to a variety of federal, state, and local safety statutes and regulations. From time to time, the Company has received notices of noncompliance with respect to our operations and products. These notices have typically been resolved by investigating the alleged noncompliance and correcting any noncompliant conditions.

Cyclicality and Seasonality of Business

The Company's business can be cyclical due to the normal replacement cycle particularly of its truck products (historically approximately seven years) being subject to customers delaying purchases due to adverse changes in economic conditions and other long range factors that can affect the transportation industry. Seasonality arises due to the Company typically participating in bids for large fleet contracts. If successful, the fleet orders generally require shipment of the truck bodies in the first and second quarters. Additionally, our business depends on various factors that are particularly sensitive to general economic conditions and business cycles including: corporate profitability; interest rates; fuel costs; changes in government regulations (i.e. fuel standards); customer preferences; industrial, commercial, and consumer spending patterns; and availability of truck chassis.

Employees

As of December 31, 2011 and December 25, 2010, the Company employed approximately 1,700 employees, none of whom are represented by a collective bargaining unit. The Company considers its relations with its employees to be favorable.

Back Log

The Company's backlog of firm orders was $99.9 million at December 31, 2011 compared to $101.6 million at December 25, 2010.

ITEM 1A. RISK FACTORS

Any investment in our Common Stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information included in this Form 10-K before purchasing our Common Stock. Although the risks described below are the risks that we believe are material, they are not the only risks relating to our business and our Common Stock. Additional risks and uncertainties, including those that are not yet identified or that we currently believe are immaterial, may also adversely affect our business, financial condition, or results of operations. If any of the events described below occur, our business and financial results could be materially and adversely affected. The market price of our Common Stock could decline due to any of these risks, perhaps significantly, and you could lose all or part of your investment.

A lack of credit and/or limited financing availability to the Company, its vendors, dealers, or end users could adversely affect our business.

The Company's liquidity and financial condition could be materially and adversely affected if, under its current bank credit agreement, the Company's ability to borrow money from its existing lender to finance its operations is reduced or eliminated. Similar adverse effects may also result if the Company realizes lessened credit availability from trade creditors. Additionally, many of our customers require the availability of financing to facilitate the purchase of our products. As a result, a continuing period of reduced credit availability in the marketplace could have adverse effects on the Company's business.

Increases in the price and demand for raw materials could lower our margins and profitability.

Supreme generally does not have long-term raw material contracts and is dependent upon suppliers of steel, aluminum, wood products, and fiberglass materials, among others, for its manufacturing operations. Consequently, our ability to produce and deliver our products could be affected by disruptions encountered by our raw material suppliers or freight carriers. Additionally, competitive market conditions may prevent the Company from implementing price increases to offset raw material cost increases. As a result the Company's gross margin could be adversely affected.

Volatility in the supply of vehicle chassis and other vehicle components could adversely affect our business.

With the exception of some StarTrans bus and Armored SUV products, the Company generally does not purchase vehicle chassis for its inventory. The Company accepts shipments of vehicle chassis owned by dealers or end-users for the purpose of installing and/or manufacturing its specialized truck bodies and buses on such chassis. Historically, General Motors Corp. ("GM") and Ford Motor Company ("Ford") have been the primary suppliers of our chassis. In the event of a disruption in supply from one major supplier, the Company would attempt to use another major supplier, but there can be no assurance that this attempt would be successful. Nevertheless, in the event of chassis supply disruptions, there could be unforeseen consequences that may have a significant adverse effect on the Company's business operations.

The Company also faces risk relative to finance and storage charges for maintaining excess consigned chassis inventory from GM and Ford. Under these consigned inventory agreements, if a chassis is not delivered to a customer within a specified time frame, the Company is required to pay finance or storage charges on such chassis.

We compete in the highly competitive specialized vehicle industry which may impact our financial results.

The competitive nature of the specialized vehicle industry creates a number of challenges for the Company. Important factors include product pricing, quality of product, lead times, geographic proximity to customers, and the ability to manufacture a product customized to customer specifications. Specialized vehicles are produced by a number of smaller, regional companies which create product pricing pressures that could adversely impact the Company's profits. Chassis manufacturers have not generally shown an interest in manufacturing specialized vehicles, including truck bodies and buses, because such manufacturers' highly-automated assembly line operations do not lend themselves to the efficient production of a wide variety of highly-specialized vehicles with various options and equipment.

We have potential exposure to environmental and health and safety liabilities which may increase costs and lower profitability.

Our operations are subject to a variety of federal, state, and local environmental and health and safety statutes and regulations, including those relating to emissions to the air, discharges to water, treatment, storage, and disposal of waste, and remediation of contaminated sites. In certain cases, these requirements may limit the productive capacity of our operations.

Certain laws, including the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, have imposed strict and, under certain circumstances, joint and several liability for costs to remediate contaminated sites upon designated responsible parties including site owners or operators and persons who dispose of wastes at, or transport wastes to, such sites.

From time to time, we have received notices of noncompliance with respect to our operations. These notices have typically been resolved by investigating the alleged noncompliance and correcting any non-compliant conditions. New environmental requirements, more aggressive enforcement of existing ones, or discovery of presently unknown conditions could require material expenditures or result in liabilities which could limit expansion or otherwise have a material adverse effect on our business, financial condition, and operating cash flows.

A product liability claim in excess of our insurance coverage, or an inability to acquire or maintain insurance at commercially reasonable rates, could have a materially adverse effect upon our business.

We face an inherent risk of exposure to product liability claims if the use of our current or formerly manufactured products result, or are alleged to result, in personal injury and/or property damage. If we manufacture a defective product, we may experience material product liability losses in the future. In addition, we may incur significant costs to defend product liability claims. We could also incur damages and significant costs in correcting any defects, lost sales, and suffer damage to our reputation. Our product liability insurance coverage may not be adequate for liabilities we could incur and may not continue to be available on terms acceptable to us.

Our manufacturer's warranties expose us to potentially significant claims.

We are subject to product warranty claims in the ordinary course of our business. If we manufacture poor quality products or receive defective materials, we may incur unforeseen costs in excess of what we have reserved in our financial statements. These costs could have a material adverse effect on our business and operating cash flows.

We depend on the services of our key executives. Any loss of our key executives could have a material adverse effect on our operations.

Our ability to compete successfully and implement our business strategy depends on the efforts of our senior management personnel. The loss of the services of any one or more of these individuals could have a material adverse effect on our business. We do not maintain key-man life insurance policies on any of our executives. If we were unable to attract qualified personnel to our management, our existing management resources could become strained, which may harm our business and our ability to implement our strategies.

Our relatively low trading volumes may limit our stockholders' ability to buy or sell their shares.

Our Class A Common Stock has experienced, and may continue to experience, price volatility and low trading volumes. Overall market conditions, and other risk factors described herein, may cause the market price of our Class A Common Stock to fall. Our high and low sales prices for the twelve month period ended December 31, 2011 were $3.60 and $1.71, respectively. Our Class A Common Stock is listed on the NYSE Amex exchange under the symbol "STS." However, daily trading volumes for our Class A Common Stock are, and may continue to be, relatively small compared to many other publicly-traded securities. For example, during the twelve month period ended December 31, 2011, our daily trading volume has been as low as zero. It may be difficult for you to buy or sell shares in the public market at any given time at prevailing prices, and the price of our Class A Common Stock may, therefore, be volatile.

Our officers and directors own a large percentage of our common stock. They may vote their shares in ways with which you disagree.

As of March 7, 2012, our officers and directors as a group beneficially owned 25.3% of our Class A Common Stock and 89.2% of our Class B Common Stock. As a result, they will continue to be able to exercise significant influence, and in most cases, control, over matters requiring shareholder approval, including the election of directors, changes to our charter documents, and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A Common Stock will be able to affect the way we are managed or the direction of our business.

Our split classes of stock may make it more difficult or expensive for a third party to acquire the Company which may adversely affect our stock price.

Our outstanding Common Stock is split into two classes. The Class A Common Stock is listed on the NYSE Amex exchange, and the holders thereof are entitled to elect two members of the Company's Board of Directors. The majority (89.2%) of the Class B Common Stock is owned or controlled by the Company's officers and directors and is entitled to elect the remaining five members of the Company's Board of Directors. The continuing ability of the holders of our Class B Common Stock to elect a majority of the members of the Company's Board of Directors will make it difficult for another company to acquire us and for you to receive any related take-over premium for your shares (unless the controlling group approves the sale).

<u>Our internal controls provide only reasonable assurance that objectives are met. Failure of one or more of these controls could adversely affect the Company.</u>

While the Company believes that its control systems are effective, there are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected. The Company continues to take action to assure compliance with the internal controls, disclosure controls, and other requirements of the Sarbanes-Oxley Act of 2002. Management, including our Chief Executive Officer and Chief Financial Officer, cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

<u>We have a history of losses, and we may incur losses again.</u>

The Company was significantly impacted by the severe economic recession, and for 2010, 2009, and 2008 incurred net losses of $11.5 million, $8.7 million, and $3.1 million, respectively. For all prior years through 2007, we had positive net income (and no net losses). During 2011 there were several changes in senior management of the Company which resulted in the implementation of a number of major changes in order to reverse this loss situation (see Item 7.), and for the year ended December 31, 2011, we were able to achieve a net income of $686,938. However, our ability to be profitable in the future will depend upon many factors beyond our control such as assured chassis supply and credit provided by our lenders. Even though we achieved profitability in 2011, we may not be able to sustain or increase profitability in the future.

<u>Ability to sell closed down facilities</u>.

We currently own several manufacturing facilities which have been closed down and are currently being marketed for sale (see Item 2. "*Properties*"). Although management has exercised its best judgment to reflect accurate current market values of these properties in the Company's financial statements, there cannot be, due to current adverse market conditions, any assurance that these properties can be sold for these values anytime in the near future.

(See other risk factors listed under the following captions: Critical Accounting Policies and Estimates and Forward-Looking Statements).

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2. PROPERTIES.

Set forth below is a brief summary of the properties which are owned or leased by the Company.

	Square Footage	Owned or Leased	Operating Segment
Manufacturing of Products			
Jonestown, Pennsylvania	429,376	Owned	Specialized Vehicles
Goshen, Indiana	287,796	Leased	Specialized Vehicles
Goshen, Indiana	253,509	Owned	Specialized Vehicles
Cleburne, Texas	177,035	Owned	Specialized Vehicles
Griffin, Georgia	105,379	Leased	Specialized Vehicles
Moreno Valley, California	103,200	Leased	Specialized Vehicles
Griffin, Georgia	86,400	Owned	Specialized Vehicles
	1,442,695		
Manufacturing of Component Parts			
Ligonier, Indiana	52,142	Owned	Fiberglass Products
	52,142		
Service/Sales Facilities			
Harrisville, Rhode Island	20,000	Owned	Specialized Vehicles
Colorado Springs, CO	950	Leased	Specialized Vehicles
	20,950		
Properties Held for Sale			
Woodburn, Oregon	116,760	Owned	Not Applicable
Wilson, North Carolina	113,694	Owned	Not Applicable
White Pigeon, Michigan	74,802	Owned	Not Applicable
Ligonier, Indiana	23,540	Owned	Not Applicable
Streetsboro, Ohio	11,900	Owned	Not Applicable
Apopka, Florida	5,200	Owned	Not Applicable
St. Louis, Missouri	4,800	Owned	Not Applicable
	350,696		
Corporate Office Building			
Goshen, Indiana	26,000	Owned	Not Applicable
Total square footage	1,892,483		

In an effort to manage its capacity utilization and control its assets, the Company had previously ceased operations at a number of facilities during 2011 and prior. The entire White Pigeon, Michigan, facility is being leased to an unrelated business and is classified as property, plant, and equipment as of December 31, 2011. The remaining properties are classified as assets held for sale and are each being aggressively marketed for sale. The Apopka, Florida property was sold on March 15, 2012. Many of the properties, including Wilson, North Carolina, and Streetsboro, Ohio, are currently leasing a portion of the facility to unrelated businesses.

The facilities owned or leased by the Company are well maintained, in good condition, and adequate for their intended purposes.

ITEM 3. LEGAL PROCEEDINGS.

The Company is subject to various investigations, claims, and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and reasonably estimable.

On January 21, 2009, The Armored Group ("TAG") filed a complaint against the Company in the Superior Court of the State of Arizona in and for the County of Maricopa alleging breach of oral contract, unjust enrichment, and other claims which complaint was removed to the United States District Court for the District of Arizona. Among other claims, TAG alleged that, under either an oral agreement between it and the Company or the claim of unjust enrichment, the Company has an obligation to pay to TAG a 10% commission on all sales of armored vehicles to the United States Department of State under a contract with the United States Department of State providing for up to $98,000,000 in sales.

Due to the inherent nature of litigation, and the uncertainty surrounding the ultimate outcome of this case, on May 25, 2011, the Company and TAG signed a Civil Settlement Agreement under the terms of which this lawsuit was dismissed and the Company agreed to: (i) pay to TAG the cash sum of $1,100,000 ($400,000 paid on May 26, 2011, and the balance of $700,000 payable over the next twelve months in the principal amount of $58,333 per month plus accrued interest at 5.75% simple interest; however, as a result of refinancing as disclosed in Note 6, the Company was required to pay the remaining balance in full during the three months ended October 1, 2011); and (ii) issue and deliver to TAG on June 8, 2011, 350,000 shares of the Company's Class A Common Stock and an additional 350,000 shares on January 15, 2012 for a total cost of $3,284,000. Of this amount, $1,784,000 is reflected as legal settlement and related costs in the current Statement of Operations, and $1,500,000 was applied against the accrual established in a prior period. The fair value of the shares was based on the closing stock price on May 25, 2011. Under the terms of the Civil Settlement Agreement, TAG is restricted from selling more than 50,000 shares during any thirty-day period, and the Company is given the first right to purchase any shares that TAG wishes to sell.

In October of 2011, the Company was named a defendant in a personal injury suit (Paul Gendrolis and Katherine Gendrolis v. Saxon Fleet Sales, Kolstad Company, and Supreme Industries, Inc.) which was filed in the United States District Court, District of Massachusetts. The complaint seeks $10 million in damages based on allegations that a truck body manufactured by the Company contained an improperly installed plate or lip, which caused Paul Gendrolis to trip and become injured. Claims alleged against the Company include negligence, breach of warranty, breach of consumer protection laws, and loss of consortium. Due to the inherent risk of litigation, the outcome of this case is uncertain and unpredictable; however, at this time, management believes that the allegations are without merit and is vigorously defending the Company and its subsidiaries. The Company has insurance coverage for personal injury claims with the Company's deductible being $250,000.

In February of 2012, the Company was named a defendant in a claim that a fleet of buses manufactured by the Company was defective (King County v. Supreme Corporation) which was filed in Superior Court in King County, Washington. The complaint seeks a sum of approximately $7 million which the plaintiff alleges was paid for the fleet, costs of investigation and repairs, and incidental and consequential damages. These allegations against the Company include breach of contract, breach of implied warranties of fitness and merchantability, and a request for declaratory judgment on the issue of revocation of acceptance of the fleet. Due to the inherent risk of litigation, the outcome of this case is uncertain and unpredictable; however, at this time, management believes that the allegations are without merit and is vigorously defending the Company and its subsidiaries.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company's Class A Common Stock is traded on the NYSE Amex exchange (ticker symbol STS). The number of record holders of the Class A Common Stock as of March 7, 2012 was approximately 241. Due to the number of shares held in nominee or street name, it is likely that there are substantially more than 241 beneficial owners of the Company's Class A Common Stock.

The Company's Class A Common Stock closed at a price of $2.99 per share on the NYSE Amex exchange on March 7, 2012 on which date there were 13,468,373 shares of Class A Common Stock outstanding. High and low sales prices of the Class A Common Stock for the two-year periods ended December 31, 2011 and December 25, 2010 were:

	2011		2010	
	High	Low	High	Low
1st Quarter	$ 3.55	$ 2.01	$ 3.47	$ 2.00
2nd Quarter	3.60	2.10	4.28	1.92
3rd Quarter	3.55	1.90	2.72	2.00
4th Quarter	2.95	1.71	3.30	1.90

All of the 1,716,937 outstanding shares of the Company's Class B Common Stock were held by a total of 13 persons as of March 7, 2012. There is no established trading market for the Class B Common Stock. The Class B Common Stock is freely convertible on a one-for-one basis into an equal number of shares of Class A Common Stock, and ownership of the Class B Common Stock is deemed to be beneficial ownership of the Class A Common Stock under Rule 13d-3(d) (1) promulgated under the Securities Exchange Act of 1934.

The Company did not declare or pay any stock dividends during the years ended December 31, 2011 or December 25, 2010. Future dividend payments will necessarily be subject to business conditions, the Company's financial position, and requirements for working capital, property, plant and equipment expenditures, and other corporate purposes.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data has been derived from our consolidated financial statements. The data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and notes thereto.

All per share data for 2008 and 2007 have been adjusted to reflect the two percent (2%) and six percent (6%) common stock dividends declared and paid during 2008.

	For Fiscal Years Ended				
	2011	2010	2009	2008	2007
Consolidated Statement of Continuing Operations Data: (in millions, except per share amounts)					
Net sales	$ 300.8	$ 220.9	$ 186.1	$ 250.6	$ 292.5
Income (loss) from continuing operations	1.6	(8.6)	(5.7)	(1.7)	4.4
Income (loss) from continuing operations per share:					
Basic earnings (loss) per share	0.11	(0.61)	(0.40)	(0.13)	0.31
Diluted earnings (loss) per share	0.11	(0.61)	(0.40)	(0.13)	0.31
Cash dividends per common share	—	—	—	0.18	0.35
Consolidated Balance Sheet Data: (in millions)					
Working capital (a)	$ 35.8	$ 19.6	$ 22.7	$ 60.3	$ 58.5
Total assets	104.7	101.5	109.5	125.5	132.8
Total debt	15.9	26.6	27.3	33.6	29.8
Stockholders' equity	55.3	51.9	62.6	70.4	75.5

(a) During the third quarter of 2009, the Company reclassified its revolving line of credit from long-term to current ($25.6 million at December 26, 2009). During the third quarter of 2011, the Company reclassified its revolving line of credit from current to long-term ($11.7 million at December 31, 2011) See Note 6 of the Notes to Consolidated Financial Statements for additional information regarding debt and related matters.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Company Overview

Established in 1974 as a truck body manufacturer, Supreme Industries, Inc., through its wholly-owned subsidiary, Supreme Indiana Operations, Inc., is one of the nation's leading manufacturers of specialized vehicles. The Company engages principally in the production and sale of customized truck bodies, buses, and other specialty vehicles. Building on its expertise in providing both cargo and passenger transportation solutions, the Company's specialty vehicle offerings include products such as customized armored vehicles and homeland response vehicles.

The Company utilizes a nationwide direct sales and distribution network consisting of approximately 40 bus distributors, a limited number of truck equipment distributors, and approximately 1,000 commercial truck dealers. The Company's manufacturing and service facilities are located in seven states across the continental United States allowing us to meet the needs of customers across all of North America. Additionally, the Company's favorable customer relations, strong brand recognition, extensive product offerings, bailment chassis arrangements, and product innovation competitively positions Supreme with a strategic footprint in the markets it serves.

The Company and its product offerings are affected by various factors which include, but are not limited to, economic conditions, interest rate fluctuations, volatility in the supply chain of vehicle chassis, and the availability of credit and financing to the Company, our vendors, dealers, or end users. The Company's business is also affected by the availability and costs of certain raw materials that serve as significant components of its product offerings. The Company's risk factors are disclosed in Item 1A "Risk Factors" of this document.

Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and related notes thereto located in Item 8 of this document, and pertain to continuing operations unless otherwise noted.

Overview

Throughout 2011, Supreme continued to experience strong demand for its truck products which led to an increase in consolidated sales of approximately 36% compared to 2010. The increase in truck sales of 79% resulted primarily from shipments of medium-duty truck products to a variety of fleet customers and an improved retail truck market. Our sales backlog remained strong at the end of 2011 and totaled $99.9 million compared with $101.6 million at the end of 2010. As a result of the higher sales and the strategic actions described below, gross profit improved by approximately $14 million, or 76%, in 2011 as compared with 2010.

During 2011, the Company experienced considerably higher than historical levels of expenses due to consulting fees and other costs related to certain profit improvement initiatives, severance costs, settlement of a lawsuit, and fees associated with the former bank agreement amendments. These expenses totaled $4.2 million during the year ended December 31, 2011.

For the full-year 2011, income from continuing operations was $1.6 million, or $0.11 per diluted share, compared with a loss of $8.6 million, or $0.61 per share, in 2010. Including discontinued operations, net income improved to $0.05 per diluted share from the prior year loss of $0.81 per share.

Throughout 2011, we identified areas of improvement, implemented new processes, and continued to focus on increasing our gross margins and reducing our operating costs. Significant strategic decisions implemented in 2011 included:

- Closing the Oregon manufacturing facility;
- Closing the Pennsylvania bus manufacturing production line thereby consolidating our bus production into one operation in Indiana;

- Upgrading our Pennsylvania facility;
- Eliminating low margin and low volume product lines;
- Significantly strengthened the management team;
- Reducing cost and improving throughput at most of our manufacturing locations;
- Reducing headcount in certain areas of the business; and
- Settling a lawsuit as described in Item 3.

The Company continues to aggressively review all aspects of its business for profit improvement opportunities. In order to benefit from the execution of these strategic decisions, the Company expanded the use of common operating standards for all key processes and established in-depth metrics at all facilities. The Company expects to benefit from these practices and to leverage the strong foundation built in 2011 to make further improvements in its financial performance.

Comparison of 2011 with 2010

Net Sales

Net sales for the year ended December 31, 2011 increased $79.9 million, or 36.2%, to $300.8 million as compared with $220.9 million for the year ended December 25, 2010. The following table presents the components of net sales and the changes from 2011 to 2010:

($000's omitted)	2011	2010	Change		
Specialized vehicles:					
Trucks	$ 218,928	$ 122,490	$ 96,438	78.7	%
Buses	60,640	69,951	(9,311)	(13.3)	
Armored vehicles	18,953	24,599	(5,646)	(23.0)	
	298,521	217,040	81,481	37.5	
Fiberglass products	2,287	3,849	(1,562)	(40.6)	
	$ 300,808	$ 220,889	$ 79,919	36.2	%

Truck division sales increased by $96.4 million, or 78.7%, for the year primarily due to higher levels of fleet orders shipped during the first half of 2011 and an improved retail market. The Company leveraged the improved retail market by creating and utilizing greater flexibility in our manufacturing lines thus giving its sales force better information about the timing and availability of production capacity. These efforts improved on-time delivery and helped support improved sales.

Bus division sales decreased $9.3 million, or 13.3%, as the core market of state and municipal governments remained soft. The bus market is a very competitive market which we are addressing by revising our production processes to drive greater efficiency and lower cost, and by investigating niche markets that will help us better balance the business between public and private sector customers.

Armored division sales decreased $5.6 million, or 23.0%, as a result of less demand for products purchased by the US Department of State and lower cash-in-transit demand in 2011. Using existing products and capabilities as its foundation, the Company continues to look for opportunities to expand its product offerings and its customer base for these specialty products.

Fiberglass products division sales decreased $1.6 million, or 40.6%, primarily due to the restructuring of the division. Fiberglass body production was reassigned from the fiberglass products division to the truck division to streamline operations and better leverage the production capabilities at our Goshen, Indiana location.

Cost of sales and gross profit

Gross profit increased by $14.0 million, or 76%, to $32.4 million for the year ended December 31, 2011 as compared with $18.4 million for the year ended December 25, 2010. The following table presents the components of cost of sales as a percentage of net sales and the changes from 2011 to 2010:

	2011		2010		Percent Change	
Material	60.3	%	57.1	%	3.2	%
Direct Labor	13.3		15.0		(1.7)	
Overhead	13.3		17.0		(3.7)	
Delivery	2.3		2.6		(0.3)	
Cost of sales	89.2		91.7		(2.5)	
Gross profit	10.8	%	8.3	%	2.5	%

Material — Material cost as a percentage of net sales increased by 3.2% for the year ended December 31, 2011 as compared with 2010. The increase in the material percentage was significantly impacted by the escalation in the cost of raw materials as well as changes in product mix reflecting an increase in higher material percentage fleet business and a decrease in armored product which has a lower material percentage. The potential for future raw material cost increases remains a concern for certain commodities (including but not limited to aluminum, steel, and wood). The Company closely monitors major commodities to identify raw material cost escalations and attempts to remain material-neutral by increasing the price of its products as markets will allow and having material adjustment clauses in most key customer contracts.

Direct Labor — Direct labor as a percentage of net sales decreased by 1.7% for the year ended December 31, 2011 as compared with 2010 due to improved efficiencies achieved at certain locations resulting from the use of real time metrics on labor utilization and product redesign initiatives for more efficient production.

Overhead — Manufacturing overhead as a percentage of net sales decreased by 3.7% for the year ended December 31, 2011 as compared with 2010 due to the fixed nature of certain overhead expenses that do not fluctuate with sales volume changes. Additionally, group health insurance costs were considerably lower than in 2010 when the Company experienced several costly medical claims. The Company implemented design changes to its group health insurance plan and has provided participants with more consumer-driven tools with the goal of improving the overall health of its workforce.

Delivery — Delivery as a percentage of net sales decreased by 0.3% for the year ended December 31, 2011 as compared with 2010. The Company continues to identify and utilize more cost-effective delivery methods to counteract the adverse impact of volatile fuel costs.

Selling, general and administrative expenses

Selling, general and administrative ("G&A") expenses increased by $5.3 million, or 24%, to $27.7 million for the year ended December 31, 2011 as compared with $22.4 million for the year ended December 25, 2010. The following table presents selling and G&A expenses as a percentage of net sales and the changes from 2011 to 2010:

($000's omitted)	2011			2010			Change		
Selling expenses	$ 9,484	3.2	%	$ 8,000	3.6	%	$ 1,484	(0.4)	%
G&A expenses	18,170	6.0		14,374	6.5		3,796	(0.5)	
Total	$ 27,654	9.2	%	$ 22,374	10.1	%	$ 5,280	(0.9)	%

Selling expenses — Selling expenses increased $1.5 million year-over-year. As a percentage of net sales, however, selling expenses decreased 0.4% for the year ended December 31, 2011 as compared with 2010. The increase in dollars for the period was primarily attributable to higher commission-related expenses due to a 36% increase in the net sales volume and higher costs associated with more proactive marketing programs to promote the Company's products. During the economic downturn, the Company cut back in the area of marketing expenditures on advertising, product literature, and personnel. With the gradual strengthening of the market underway and a new strategic direction for the Company in place, it was determined that the time was right to make selected investments in the marketing function to support the sales force and communicate the Company's positioning and differentiation relative to the competition.

G&A expenses — G&A expenses increased $3.8 million year-over-year. As a percentage of net sales, however, G&A expenses decreased 0.5% for the year ended December 31, 2011 as compared with 2010. The increase in dollars was primarily attributable to a variety of restructuring and profit improvement initiatives including the costs to engage consulting firms supporting these efforts. These types of expenses totaled approximately $1.2 million for the year ended December 31, 2011. Additionally, as a result of changes in senior management, payroll and related benefits increased in the 2011 period compared to the 2010 period.

Legal settlement and related costs

The Company settled a lawsuit during the second quarter of 2011. The legal settlement and related costs were $2.2 million for the year ended December 31, 2011 as compared with $2.3 million for the year ended December 25, 2010 (see Item 3).

Impairment of assets held for sale

During the fourth quarter of 2010 the Company recorded an impairment charge of $1.1 million, or 0.5% of net sales. The Company reduced the selling prices of certain assets held for sale to reflect prevailing market conditions and maximize the opportunity to sell these properties and improve cash flow. However, market conditions in certain areas of the country for industrial real estate remain depressed and could have an adverse effect on the timing of sales, and ultimate prices received, for certain of the properties. There were no asset impairments recognized during 2011. (See "Risk Factors" and the Financial Statements.)

Other income

For the year ended December 31, 2011, other income was $0.9 million, or 0.3% of net sales, as compared with other income of $0.6 million, or 0.3% of net sales, for the year ended December 25, 2010. Other income consisted of rental income, gain on the sale of assets, and other miscellaneous income received by the Company. During the second quarter of 2011, the Company realized a gain of approximately $0.3 million on the sale of its aircraft.

Interest expense

Interest expense was $2.2 million, or 0.7% of net sales, for the year ended December 31, 2011 as compared with $1.4 million, or 0.6% of net sales, for the year ended December 25, 2010. The increase in interest expense for 2011 included approximately $0.8 million of charges resulting from the accelerated amortization of capitalized bank refinancing fees related to the Company's previous credit agreement.

Income taxes

For the year ended December 31, 2011, the income tax benefit of $0.4 million resulted from expiring state statutes related to uncertain tax positions. At December 31, 2011, the Company had net operating loss carryforwards totaling $6.5 million for federal tax purposes and approximately $22 million for state tax purposes. Additionally, the Company had research and experiment credits totaling $0.3 million for federal tax purposes and $0.5 million for state tax purposes. Given the accumulated net operating tax losses, it is currently more likely than not that these deferred tax assets will not be realized. Accordingly, after consideration of all positive and negative factors the Company provided a valuation allowance for the deferred tax assets net of the deferred tax liabilities expected. The valuation allowance does not impact the Company's ability to utilize its net operating loss carryforwards to offset taxable earnings in the future. For the year ended December 25, 2010, the Company recorded income tax expense of $0.5 million which was the result of a valuation allowance that was recorded against the Company's net deferred tax asset position.

Income (loss) from continuing operations

Net income from continuing operations increased by $10.2 million to $1.6 million, or 0.5% of net sales, for the year ended December 31, 2011 from a net loss of $8.6 million, or -3.9% net sales for the year ended December 25, 2010.

Discontinued operations

Discontinued operations include the operating results as well as impairment charges for related buildings and equipment. The Company decided to discontinue its Oregon operations in December of 2010 and in the fourth quarter of 2009 to discontinue its Silver Crown luxury motorhome business. Accordingly, the Company has reclassified the prior period results for these two operations as discontinued operations. The Oregon operations were ceased in the first quarter of 2011 due to the Company's decision to exit this unprofitable geographic region. The after-tax loss from the discontinued operations related to our Oregon operations was $0.9 million in 2011 and $1.7 million in 2010. The Silver Crown operations were terminated as a result of the unprecedented tight credit markets caused by the severe economic recession which led to a significant reduction of new motorhome orders and the cancellation of existing orders. The after tax loss from discontinued operations related to our Silver Crown recreational vehicle division was $1.2 million in 2010.

Basic and diluted income (loss) per share

The following table presents basic and diluted income (loss) per share and the changes from 2011 to 2010:

		2011		2010		Change
Basic and diluted net income (loss) per share:						
Income (loss) from continuing operations	$	0.11	$	(0.61)	$	0.72
Loss from discontinued operations		(0.06)		(0.20)		0.14
Net income (loss)	$	0.05	$	(0.81)	$	0.86

Comparison of 2010 with 2009

Net Sales

Net sales for the year ended December 25, 2010 increased $34.8 million to $220.9 million as compared with $186.1 million for the year ended December 26, 2009. The following table presents the components of net sales and the changes from 2010 to 2009:

($000's omitted)		2010		2009		Change	
Specialized vehicles:							
Trucks	$	122,490	$	96,742	$	25,748	26.6%
Buses		69,951		66,440		3,511	5.3
Armored vehicles		24,599		18,751		5,848	31.2
		217,040		181,933		35,107	19.3
Fiberglass products		3,849		4,141		(292)	(7.1)
	$	220,889	$	186,074	$	34,815	18.7%

The truck division sales increase of $25.7 million, or 27% for the year, was primarily attributable to an improved retail truck market and increased fleet shipments.

The Company's StarTrans bus division continued to experience good demand for its product in 2010, increasing its sales by $3.5 million, or 5%. This increase was the result of contract awards for niche products and the availability of funds from the 2009 federal economic stimulus plan enabling state and local transit authorities to purchase new units.

The armored division continued to experience strong demand with revenue increases of $5.8 million, or 31% for the year ended December 25, 2010. The increase was primarily the result of a contract with the U.S. Department of State (DOS) to produce armored Suburbans for embassies abroad and improved demand for cash-in-transit vehicles.

In addition to supplying internal requirements, the fiberglass products division sold fiberglass reinforced plywood and other fiberglass products to third parties. The decrease for the year of $0.3 million, or 7%, was due to lower sales to third parties.

Cost of sales and gross profit

Gross profit increased by $4.8 million, or 35%, to $18.4 million for the year ended December 25, 2010 as compared with $13.6 million for the year ended December 26, 2009. The following table presents the components of cost of sales as a percentage of net sales and the changes from 2010 to 2009:

	2010	2009	Percent Change
Material	57.1%	58.2%	(1.1)%
Direct Labor	15.0	13.9	1.1
Overhead	17.0	18.2	(1.2)
Delivery	2.6	2.4	0.2
Cost of sales	91.7	92.7	(1.0)
Gross profit	8.3%	7.3%	1.0%

Material —Material cost as a percentage of net sales decreased by 1.1% for the year ended December 25, 2010 as compared with 2009. The decrease in the material percentage was attributable to changes in product mix reflecting increased sales of truck and armored product which have a lower material percentage than bus products. The bus product line accounted for 32% of sales in 2010 compared with 36% in 2009. This was partially offset by an increase in the material percentage in the truck division due to a competitive pricing environment.

Direct Labor — Direct labor as a percentage of net sales increased by 1.1% for the year ended December 25, 2010 as compared with 2009. The increase in the direct labor percentage was due to inefficiencies at certain plant locations and new employee training costs in order to support the higher production and sales levels in 2010. In addition, the labor percentage increased during the last quarter of 2010 to train additional new employees to fulfill the large backlog of fleet orders. Shipments however commenced in 2011.

Overhead — Manufacturing overhead as a percentage of net sales decreased by 1.2% for the year ended December 25, 2010 as compared with 2009. The overall overhead percentage declined due to the fixed nature of certain overhead expenses that did not fluctuate with sales volume changes. Partially offsetting the decrease in the percentage were group health insurance costs which were considerably higher than anticipated as a result of several large claims.

Delivery — Delivery as a percentage of net sales increased by 0.2% for the year ended December 25, 2010 as compared with 2009.

Selling, general and administrative expenses

Selling, general and administrative ("G&A") expenses increased by $0.7 million, or 3%, to $22.4 million for the year ended December 25, 2010 as compared with $21.7 million for the year ended December 26, 2009. The following table presents selling and G&A expenses as a percentage of net sales and the changes from 2010 to 2009:

($000's omitted)	2010		2009		Change	
Selling expenses	$ 8,000	3.6%	$ 7,308	3.9%	$ 692	(0.3)%
G&A expenses	14,374	6.5	14,339	7.7	35	(1.2)
Total	$ 22,374	10.1%	$ 21,647	11.6%	$ 727	(1.5)%

Selling expenses — Selling expenses increased for the year ended December 25, 2010 as compared with 2009. The increase for the period was primarily attributable to higher commission expenses resulting from the improvement in the sales volume. However, selling expenses as a percentage of sales decreased 0.3% for the year as compared with 2009.

G&A expenses — G&A expenses increased for the year ended December 25, 2010 as compared with 2009. The increase was primarily attributable to costs incurred to engage a consulting firm to assist the Company with its profit improvement plan. These costs were offset by reduced employee headcount and the related payroll and benefit cost savings. G&A expenses as a percentage of sales decreased 1.2% as compared with the corresponding periods in 2009.

Impairment of assets held for sale

During the fourth quarters of 2010 and 2009, analyses were prepared to determine if the carrying value of certain buildings and equipment exceeded their fair value. These analyses resulted in impairment charges of $1.1 million (0.5% of net sales) for the year ended December 25, 2010, and $0.1 million for the year ended December 26, 2009. The Company reduced the selling prices of certain assets held for sale to reflect current market conditions and maximize the opportunity to divest and improve cash flow.

Other income

For the year ended December 25, 2010, other income was $0.6 million (0.3% of net sales) as compared with other income of $0.8 million (0.4% of net sales) for the year ended December 26, 2009. Items included in other income consisted of rental income, gain on sale of assets, and other miscellaneous income received by the Company.

Interest expense

Interest expense was $1.4 million (0.6% of net sales) for the year ended December 25, 2010 as compared with $2.1 million (1.1% of net sales) for the year ended December 26, 2009. A reduction in chassis interest expense was partially attributable to measures implemented to improve bailment chassis inventory management. The bank interest expense reflected lower market prevailing interest rates coupled with reduced debt levels due to lower working capital levels. This was somewhat offset by higher (performance-based) pricing provisions under the Company's bank credit facility as operating losses triggered an increase in interest rates.

Income taxes

For the year ended December 25, 2010, income tax expense of $0.5 million was the result of a valuation allowance that was recorded against the Company's net deferred tax asset position. The Company fully utilized its federal net operating loss carryback benefits during its 2009 tax year, for which refunds were subsequently received. At December 25, 2010, the Company had net operating loss carryforwards totaling $6.8 million for federal tax purposes and approximately $24 million for state tax purposes. Additionally, the Company had research and experiment credits totaling $0.2 million for federal tax purposes and $0.4 million for state tax purposes. Given the accumulated net operating losses in the prior three years, it was more likely than not that these deferred tax assets will not be realized. Accordingly, after consideration of these factors the Company provided a valuation allowance for the deferred tax assets net of the deferred tax liabilities expected. The valuation allowance did not impact the Company's ability to utilize its net operating loss carryforwards to offset taxable earnings in the future. For the year ended December 26, 2009, the Company's estimated effective income tax rate was (39.8)%. The estimated effective income tax rate for the year was favorably impacted by tax benefits associated with the Company's wholly-owned captive insurance subsidiary, federal alternative fuel tax credits, and research and development tax credits. The combination of these tax benefits along with the incurred pretax loss resulted in an overall tax benefit position for the Company in 2009.

Income (loss) from continuing operations

Net loss from continuing operations increased by $2.9 million to $8.6 million (-3.9% of net sales) for the year ended December 25, 2010 from a net loss of $5.7 million (-3.1% of net sales) for the year ended December 26, 2009.

Discontinued operations

Discontinued operations included the operating results as well as impairment charges for selected buildings and equipment. The Company decided to discontinue its Oregon operations in December of 2010 and its Silver Crown luxury motorhome business during the fourth quarter of 2009. The Company has reclassified prior period results accordingly as discontinued operations for the two operations. The Oregon operations were ceased in the first quarter of 2011 due to the Company's decision to exit this unprofitable geographic region. The after tax loss from the discontinued operations related to the Company's Oregon operations was $1.7 million in 2010 and $0.8 million in 2009. The Silver Crown operations were terminated as a result of the unprecedented tight credit markets caused by the severe economic recession which led to a significant reduction of new motorhome orders and the cancellation of existing orders. The after tax loss from discontinued operations related to the Company's Silver Crown recreational vehicle division was $1.2 million in 2010 and $2.2 million in 2009.

Basic and diluted loss per share

The following table presents basic and diluted loss per share and the changes from 2010 to 2009:

	2010	2009	Change
Basic and diluted net loss per share:			
Loss from continuing operations	$ (0.61)	$ (0.40)	$ (0.21)
Loss from discontinued operations	(0.20)	(0.22)	0.02
Net loss	$ (0.81)	$ (0.62)	$ (0.19)

Liquidity and Capital Resources

Cash Flows

The Company's primary sources of liquidity have been cash flows from operating activities and borrowings under a credit facility entered into by the Company. Principal uses of cash have been to support working capital needs, meet debt service requirements, and fund capital expenditure needs.

Operating activities

Cash flows from operations represent the net income earned, or net loss sustained, in the reported periods adjusted for non-cash charges coupled with changes in operating assets and liabilities. Cash from operating activities totaled $14.5 million for the year ended December 31, 2011 as compared with $1.3 million for the year ended December 25, 2010. Cash from operating activities was favorably impacted by a $9.9 million increase in trade accounts payable resulting primarily due to negotiating extended payment terms with key trade suppliers. This was partially offset by a $3.0 million increase in accounts receivable due to the higher sales volume and an increase in inventories totaling $0.4 million. The Company's cash flow cycle improved year over year mainly due to improved accounts receivable collections, accelerated inventory turns, and the extended vendor payment terms.

Investing activities

Cash used by investing activities was $1.9 million for the year ended December 31, 2011 as compared with $0.8 million for the year ended December 25, 2010. During 2011, the Company's capital expenditures totaled $2.8 million, consisting primarily of capital investments in our Pennsylvania and Indiana facilities and received $0.6 million from the sale of property, plant, and equipment.

Financing activities

Financing activities used $13.5 million of cash for the year ended December 31, 2011 as compared with cash used of $0.7 million for the year ended December 25, 2010. The Company paid down its revolving line of credit by $13.9 million during 2011. This was partially offset by approximately $2.9 million of net proceeds from a sale-leaseback transaction involving our California manufacturing facility as described in Note 6 of the Notes to Consolidated Financial Statements. Additionally, debt refinancing activities during 2011 unfavorably impacted cash flow by approximately $2.4 million.

Capital Resources

Revolving Line of Credit

On October 18, 2010, Supreme Industries, Inc. entered into an Amended and Restated Credit Agreement with JPMorgan Chase Bank, N.A. ("JPMC") which agreement was effective as of September 30, 2010. Under the terms of the agreement, JPMC agreed to provide the Company with a revolving line of credit of up to $30.0 million (previously $25.0 million) through December 31, 2011. The line of credit was limited to $25.0 million until the Company met certain post-closing conditions, outlined in the agreement. Interest on outstanding borrowings under the revolving line of credit was based on the bank's prime rate or certain basis points above LIBOR depending on the pricing option selected and the Company's leverage ratio, as defined (effective rate of 5.09% at December 25, 2010).

On September 14, 2011, Supreme Industries, Inc., as Parent (the "Parent"), Supreme Indiana Operations, Inc., a Delaware corporation ("Supreme Indiana"), and certain of its subsidiaries who are signatories to the Credit Agreement (collectively, the "Borrowers") entered into a Credit Agreement (the "Credit Agreement") with Wells Fargo Capital Finance, LLC, a Delaware limited liability company ("Lender").

Under the terms of the Credit Agreement, Lender agreed to provide to the Borrowers a revolving line of credit of up to $45.0 million, subject to a monthly borrowing base calculation. The term of this revolving line of credit is for a period ending on September 14, 2015. Upon the occurrence of certain events of default or the failure to maintain the defined minimum percentage of availability, the Company will be required to comply with two financial covenants. These financial covenants consist of a minimum fixed charge coverage ratio and limitations on annual capital expenditures. No events of default exist, and the Company's availability was in excess of the required amount as of December 31, 2011.

The loan proceeds received in conjunction with the Credit Agreement have been used to repay in full all of the obligations of Borrowers owing to JPMorgan Chase Bank, N.A. under that certain Amended and Restated Credit Agreement dated as of September 30, 2010.

In connection with the Credit Agreement, certain mortgages and deeds of trust covering real property were given as collateral to secure the revolving line of credit. As additional collateral for the repayment of the revolving line of credit, the Borrowers, and certain additional subsidiaries, signed and delivered to Lender a Security Agreement, dated as of September 14, 2011, granting to Lender security interests in all personal property owned by them.

On September 14, 2011, in connection with the Credit Agreement, Parent and certain of its subsidiaries identified on the signature pages thereof (collectively, the "Guarantors") entered into a General Continuing Guaranty in favor of Lender whereby the Guarantors agreed to guarantee the obligations of the Borrowers owing under the Credit Agreement.

As of December 31, 2011, the outstanding balance under the Credit Agreement was approximately $11.7 million, and the Company had unused credit capacity of approximately $12.3 million. Interest on outstanding borrowings under the Credit Agreement was based on the Lender's prime rate, or LIBOR, depending on the pricing option selected and the Company's leverage ratio, as defined in the Credit Agreement, resulting in an effective rate of 3.04% at December 31, 2011.

In conjunction with the Credit Agreement, the Company incurred approximately $1.0 million of additional deferred financing costs which were capitalized and are being amortized over the term of the facility. The net book value of deferred financing costs associated with the JPMorgan credit agreement was written off in the amount of $0.8 million in the third quarter of 2011.

Other Long-Term Debt

On March 24, 2011, Supreme Indiana entered into an Option Agreement (the "Option Agreement") pursuant to which Supreme Indiana granted Barrett Gardner Associates, Inc. ("Barrett Gardner"), an entity which is owned by Messrs. William J. Barrett and Herbert M. Gardner, each a director of the Company, the right to purchase the Company's California manufacturing facility (the "California Real Estate"). This transaction was required by the Company's former bank as a condition of the former credit agreement. On May 12, 2011, Barrett Gardner assigned the Option Agreement to BFG2011 Limited Liability Company ("a related party") ("Purchaser"). Then, Purchaser exercised its rights under the Option Agreement and purchased the California Real Estate following which it leased such California Real Estate back to Supreme Indiana. As part of the purchase price of the sale segment of the sale\leaseback transaction, Supreme Indiana received a 35.48% ownership interest (4,950 Common Units) in Purchaser, and Messrs. William J. Barrett, Herbert M. Gardner, and Edward L. Flynn (together) contributed $900,000 in cash for a (combined) 64.52% ownership interest in Purchaser (9,000 Preferred Units).

In accordance with the Option Agreement, Supreme Indiana and Purchaser entered into a Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate dated May 3, 2011 (as amended by that certain Amendment to Escrow Instructions dated as of the closing date, the "Purchase Agreement") in which Purchaser agreed to purchase the California Real Estate for $4,100,000 comprised of the following amounts: (a) a $100,000 deposit made pursuant to the Option Agreement, (b) $3,000,000 paid in cash at the closing, (c) a grant to Supreme Indiana of the 34% equity interest in Purchaser described above valued at $495,000 (included in other assets on the October 1, 2011 balance sheet), and (d) a credit in the amount of $505,000 based on the lack of brokerage commissions and the nature of the transaction. Supreme Indiana paid the closing costs associated with the transaction including the escrow fees, transfer taxes, title policies, and other transaction costs. Supreme Indiana has provided Purchaser with an agreement to indemnify Purchaser from losses, damages, and claims arising from the condition of the California Real Estate at closing and a breach by Supreme Indiana of its representations and warranties. Supreme Indiana's indemnity obligations survive the closing of the sale.

Concurrently with the closing of the sale of the California Real Estate to Purchaser, Supreme Indiana leased from Purchaser the California Real Estate (the "Sale Leaseback Transaction") for a term of twenty years pursuant to that certain Air Commercial Real Estate Association Standard Industrial/Commercial Single-Tenant Lease dated as of the closing date (the "Lease"). The base rent for the first five years of the term is $24,000 per month. The base rent will be adjusted after the fifth year of the Lease term to ensure that the base rent equates to fair market value and correlates to any increases in Purchaser's financing costs. The Lease is a triple net lease, and Supreme Indiana is responsible for payment of all costs relating to the leased premises, including state income taxes on rental income received. Supreme Indiana has a purchase option and right of first refusal with respect to the California Real Estate through April 30, 2016. In addition, Supreme Indiana has a one-time right of first offer with respect to the California Real Estate that continues until the expiration of the term of the Lease. In connection with the Sale Leaseback Transaction, the Company received a fairness opinion issued by a third party valuation consultant stating that the proposed transactions were fair from a financial point of view to the Company (and its shareholders).

Due to the Company's continuing involvement in the California Real Estate, the Sale Leaseback Transaction was not recognized as a sale of the property. It is instead being accounted for as a financing transaction, and the Company has recorded the receipt of cash, the equity interest in the Purchaser, and the related obligation.

The outstanding principal amount of the obligation as of December 31, 2011 was $3.5 million, at an interest rate of 5.5%. Of this amount $0.1 million, and $3.4 million, were included in current maturities of long term debt and long term debt, respectively, in the accompanying balance sheet at December 31, 2011.

Summary of Liquidity and Capital Resources

The Company's primary capital needs are for working capital demands, to meet its debt service obligations, and finance capital expenditure requirements. The Company has a substantial asset collateral base and a strong equity position which management believes adequately supports the outstanding revolving line of credit arrangement. Additionally, the Company is completing plans to sell certain idled assets which, if completed, will provide additional liquidity to reduce borrowings under the Company's revolving line of credit.

The Company's cash management system and revolving line of credit are designed to maintain zero cash balances and, accordingly, checks outstanding in excess of bank balances are classified as additional borrowings under the revolving line of credit.

Contractual Obligations

The Company's fixed, noncancelable obligations as of December 31, 2011 were as follows:

	Payments due by period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Debt (a)	$ 15,948,659	$ 246,192	$ 626,275	$ 12,087,038	$ 2,989,154
Operating leases (b)	2,576,635	722,177	1,420,032	434,426	-
Total	$ 18,525,294	$ 968,369	$ 2,046,307	$ 12,521,464	$ 2,989,154

(a) Amounts are included on the Consolidated Balance Sheets. See Note 6 of the Notes to Consolidated Financial Statements for additional information regarding debt and related matters.

(b) See Note 10 of the Notes to Consolidated Financial Statements for additional information regarding property leases.

The Company's historical practice has been to exclude the interest payments from the contractual obligations table due to the variability of its interest rates and the variability in its revolving line of credit which represented 73% of its debt obligations at December 31, 2011.

Critical Accounting Policies and Estimates

Management's discussion and analysis of its financial position and results of operations are based upon the Company's consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. The Company's significant accounting policies are discussed in Note 1 of the Notes to Consolidated Financial Statements. In management's opinion, the Company's critical accounting policies include revenue recognition, allowance for doubtful accounts, excess and obsolete inventories, inventory relief, accrued insurance, and accrued warranty.

Revenue Recognition - The Company generally recognizes revenue when products are shipped to the customer. Revenue on certain customer requested bill and hold transactions is recognized after the customer is notified that the products have been completed according to customer specifications, have passed all of the Company's quality control inspections, and are ready for delivery based on established delivery terms.

Allowance for Doubtful Accounts - The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required which would adversely affect our future operating results.

Excess and Obsolete Inventories - The Company must make estimates regarding the future use of raw materials and finished products and provide for obsolete or slow-moving inventories. If actual product life cycles, product demand, and/or market conditions are less favorable than those projected by management, additional inventory write-downs may be required which would adversely affect future operating results.

Inventory Relief - For monthly and quarterly financial reporting, cost of sales is recorded and inventories are relieved by the use of standard bills of material adjusted for scrap and other estimated factors affecting inventory relief. Because of our large and diverse product line and the customized nature of each order, it is difficult to place full reliance on the bills of material for accurate relief of inventories. Although the Company continues to refine the process of creating accurate bills of materials, manual adjustments (which are based on estimates) are necessary in an effort to assure correct relief of inventories for products sold. The calculations to estimate costs not captured in the bill of materials take into account the customized nature of products, historical inventory relief percentages, scrap variances, and other factors which could impact inventory relief.

The accuracy of the inventory relief is not fully known until physical inventories are conducted at each of the Company's locations. We conduct semi-annual physical inventories at a majority of locations and schedule them in a manner that provides coverage in each of our calendar quarters. As of December 31, 2011, the Company reported inventories of $36.0 million, 92% of which was subject to a physical inventory during the fourth quarter. We have invested significant resources in our continuing effort to improve the physical inventory process and accuracy of our inventory accounting system.

Fair Value of Assets Held for Sale - The Company evaluates the carrying value of property held for sale whenever events or changes in circumstances indicate that a property's carrying amount may not be recoverable. Such circumstances could include, but are not limited to: (1) a significant decrease in the market value of an asset, or (2) a significant adverse change in the extent or manner in which an asset is used. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The Company estimates the fair value of its properties held for sale based on appraisals and other current market data.

Accrued Insurance - The Company has a self-insured retention against product liability claims with insurance coverage over and above the retention. The Company is also self-insured for a portion of its employee medical benefits and workers' compensation. Product liability claims are routinely reviewed by the Company's insurance carrier, and management routinely reviews other self-insurance risks for purposes of establishing ultimate loss estimates. In addition, management must determine estimated liability for claims incurred but not reported. Such estimates, and any subsequent changes in estimates, may result in adjustments to our operating results in the future.

Accrued Warranty - The Company provides limited warranties for periods of up to five years from the date of retail sale. Estimated warranty costs are accrued at the time of sale and are based upon historical experience.

Forward-Looking Statements

This report contains forward-looking statements, other than historical facts, which reflect the view of management with respect to future events. When used in this report, words such as "believe," "expect," "anticipate," "estimate," "intend," and similar expressions, as they relate to the Company or its plans or operations, identify forward-looking statements. Such forward-looking statements are based on assumptions made by, and information currently available to, management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that the expectations reflected in such forward-looking statements are reasonable, and it can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, an economic slowdown in the specialized vehicle industry, restrictions on financing imposed by the Company's primary lender or major chassis suppliers, limitations on the availability of chassis on which the Company's product is dependent, availability of raw materials, raw material cost increases, and severe interest rate increases. Furthermore, the Company can provide no assurance that such raw material cost increases can be passed on to its customers through implementation of price increases for the Company's products. The forward-looking statements contained herein reflect the current view of management with respect to future events and are subject to those factors and other risks, uncertainties, and assumptions relating to the operations, results of operations, cash flows, and financial position of the Company. The Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated by such forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Supreme Industries, Inc.

We have audited the accompanying consolidated balance sheets of Supreme Industries, Inc. and subsidiaries as of December 31, 2011 and December 25, 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule, Schedule II — Valuation and Qualifying Accounts. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Supreme Industries, Inc. and subsidiaries as of December 31, 2011 and December 25, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Crowe Horwath LLP

/s/ Crowe Horwath LLP

South Bend, Indiana
March 28, 2012

Supreme Industries, Inc. And Subsidiaries
Consolidated Balance Sheets
December 31, 2011 and December 25, 2010

	2011	2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 106,833	$ 1,050,047
Investments	924,016	1,208,831
Accounts receivable, net of allowance for doubtful accounts of $200,000 in 2011 and $100,000 in 2010	24,115,578	21,305,281
Refundable income taxes	629,162	591,594
Inventories	36,033,065	35,676,353
Assets held for sale	5,206,206	6,334,110
Other current assets	2,468,211	2,277,723
Total current assets	69,483,071	68,443,939
Property, plant and equipment, net	33,530,057	33,054,891
Other assets	1,683,718	38,624
Total assets	$ 104,696,846	$ 101,537,454
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 246,192	$ 25,874,365
Trade accounts payable	21,424,434	11,571,902
Accrued wages and benefits	2,888,684	2,195,236
Accrued self-insurance	2,307,368	1,874,721
Customer deposits	2,410,975	796,731
Accrued warranty	1,588,000	1,636,000
Accrued income taxes	719,611	1,040,096
Other accrued liabilities	2,098,624	3,844,879
Total current liabilities	33,683,888	48,833,930
Long-term debt	15,702,467	770,847
Total liabilities	49,386,355	49,604,777
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Preferred Stock, $1 par value; authorized 1,000,000 shares, none issued	-	-
Class A Common Stock, $.10 par value; authorized 20,000,000 shares, issued 15,330,614 shares in 2011 and 15,237,438 in 2010	1,533,061	1,523,744
Class B Common Stock, convertible into Class A Common Stock on a one-for-one basis, $.10 par value; authorized 5,000,000 shares, issued 1,716,937 shares in 2011 and 2010	171,694	171,694
Additional paid-in capital	71,463,799	71,725,540
Retained earnings	698,904	99,266
Treasury stock, Class A Common Stock, at cost, 2,243,446 shares in 2011 and 2,608,830 in 2010	(18,564,266)	(21,587,778)
Accumulated other comprehensive income	7,299	211
Total stockholders' equity	55,310,491	51,932,677
Total liabilities and stockholders' equity	$ 104,696,846	$ 101,537,454

See accompanying notes to consolidated financial statements.

Supreme Industries, Inc. And Subsidiaries
Consolidated Statements of Operations
for the years ended December 31, 2011, December 25, 2010 and December 26, 2009

	2011	2010	2009
Net sales	$ 300,807,958	$ 220,888,586	$ 186,074,463
Cost of sales	268,416,675	202,478,129	172,499,498
Gross profit	32,391,283	18,410,457	13,574,965
Selling, general and administrative expenses	27,653,505	22,373,603	21,646,519
Legal settlement and related costs	2,182,091	2,316,786	-
Impairment of assets held for sale	-	1,079,807	80,000
Other income	(850,420)	(614,578)	(761,953)
Operating income (loss)	3,406,107	(6,745,161)	(7,389,601)
Interest expense	2,243,249	1,387,506	2,100,518
Income (loss) from continuing operations before income taxes	1,162,858	(8,132,667)	(9,490,119)
Income tax (benefit) expense	(401,000)	499,625	(3,774,810)
Income (loss) from continuing operations	1,563,858	(8,632,292)	(5,715,309)
Discontinued operations			
Operating loss of discontinued Oregon operations, net of tax	(876,920)	(1,657,676)	(817,883)
Operating loss of discontinued motorhome operations, net of tax	-	(1,239,113)	(2,209,541)
Total discontinued operations	(876,920)	(2,896,789)	(3,027,424)
Net income (loss)	$ 686,938	$ (11,529,081)	$ (8,742,733)
Other comprehensive income	7,088	276,786	344,164
Total comprehensive income (loss)	$ 694,026	$ (11,252,295)	$ (8,398,569)
Basic and diluted income (loss) per share:			
Income (loss) from continuing operations	$ 0.11	$ (0.61)	$ (0.40)
Loss from discontinued operations	(0.06)	(0.20)	(0.22)
Net income (loss)	$ 0.05	$ (0.81)	$ (0.62)
Shares used in the computation of income (loss) per share:			
Basic	14,808,171	14,305,866	14,187,207
Diluted	15,030,772	14,305,866	14,187,207

See accompanying notes to consolidated financial statements

Supreme Industries, Inc. And Subsidiaries
Consolidated Statements of Stockholders' Equity
for the years ended December 31, 2011, December 25, 2010 and December 26, 2009

	Class A Common Stock		Class B Common Stock		Additional	Retained	Treasury	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-In Capital	Earnings	Stock	Income (Loss)	Equity
Balance, December 27, 2008	14,586,634	$ 1,458,664	2,188,490	$ 218,849	$ 70,603,235	$ 20,573,244	$ (21,853,337)	$ (617,739)	$ 70,382,916
Net loss	-	-	-	-	-	(8,742,733)	-	-	(8,742,733)
Unrealized gain on hedge activity, net of tax	-	-	-	-	-	-	-	275,353	275,353
Unrealized holding gain on investments, net of tax	-	-	-	-	-	-	-	65,811	65,811
Issuance of 10,000 shares of treasury stock	-	-	-	-	-	(68,400)	81,800	-	13,400
Issuance of restricted stock	90,333	9,033	-	-	454,999	-	-	-	464,032
Conversion of 27,432 shares of Class B shares to Class A shares	27,432	2,743	(27,432)	(2,743)	-	-	-	-	-
Stock-based compensation	-	-	-	-	126,859	-	-	-	126,859
Balance, December 26, 2009	14,704,399	1,470,440	2,161,058	216,106	71,185,093	11,762,111	(21,771,537)	(276,575)	62,585,638
Net loss	-	-	-	-	-	(11,529,081)	-	-	(11,529,081)
Unrealized gain on hedge activity, net of tax	-	-	-	-	-	-	-	248,000	248,000
Unrealized holding gain on investments, net of tax	-	-	-	-	-	-	-	28,786	28,786
Exercise of stock options	1,766	177	-	-	2,323	-	-	-	2,500
Issuance of 22,220 shares of treasury stock	-	-	-	-	-	(133,764)	183,759	-	49,995
Issuance of restricted stock	87,152	8,715	-	-	435,181	-	-	-	443,896
Conversion of Class B shares to Class A shares	444,121	44,412	(444,121)	(44,412)	-	-	-	-	-
Stock-based compensation	-	-	-	-	102,943	-	-	-	102,943
Balance, December 25, 2010	15,237,438	1,523,744	1,716,937	171,694	71,725,540	99,266	(21,587,778)	211	51,932,677
Net income	-	-	-	-	-	686,938	-	-	686,938
Unrealized holding gain on investments, net of tax	-	-	-	-	-	-	-	7,088	7,088
Exercise of stock options	26,920	2,692	-	-	45,893	-	-	-	48,585
Issuance of 350,000 shares of treasury stock	-	-	-	-	(712,212)	-	2,896,212	-	2,184,000
Issuance of 41,672 shares of common stock	41,672	4,167	-	-	115,833	-	-	-	120,000
Issuance of 15,384 shares of treasury stock	-	-	-	-	-	(87,300)	127,300	-	40,000
Issuance of restricted stock	24,584	2,458	-	-	81,546	-	-	-	84,004
Stock-based compensation	-	-	-	-	207,199	-	-	-	207,199
Balance, December 31, 2011	15,330,614	$ 1,533,061	1,716,937	$ 171,694	$ 71,463,799	$ 698,904	$ (18,564,266)	$ 7,299	$ 55,310,491

See accompanying notes to consolidated financial statements.

Supreme Industries, Inc. And Subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 31, 2011, December 25, 2010 and December 26, 2009

	2011	2010	2009
Cash flows from operating activities:			
Net income (loss)	$ 686,938	$ (11,529,081)	$ (8,742,733)
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Depreciation	3,030,790	3,706,246	4,085,025
Impairment charge	-	1,839,846	80,000
Treasury stock issued for legal settlement	2,184,000	-	-
Amortization and write-off of debt issuance costs	1,224,954	-	-
Provision for losses on doubtful receivables	151,915	52,422	762,871
Deferred income taxes	-	413,140	(1,509,858)
Stock-based compensation expense	451,203	596,834	604,291
(Gain) on sale of property, plant, and equipment, net	(191,108)	(11,618)	(179,129)
Changes in operating assets and liabilities			
Accounts receivable	(2,962,212)	1,352,966	2,250,302
Inventories	(356,712)	(4,123,002)	12,695,165
Other current assets	(228,056)	4,361,804	(2,718,744)
Trade accounts payable	9,852,532	1,665,473	1,639,484
Other current liabilities	625,599	3,012,112	(1,648,761)
Net cash from operating activities	14,469,843	1,337,142	7,317,913
Cash flows from investing activities:			
Proceeds from sale of property, plant, and equipment	579,400	645,349	511,571
Additions to property, plant and equipment	(2,766,344)	(1,949,753)	(1,850,637)
Proceeds from sale of investments	304,755	1,470,067	1,053,054
Purchases of investments	(12,852)	(989,928)	(88,896)
Decrease in other assets	8,746	8,746	8,746
Net cash from investing activities	(1,886,295)	(815,519)	(366,162)
Cash flows from financing activities:			
Proceeds from revolving line of credit and other long-term debt	121,630,314	70,426,152	70,742,407
Repayments of revolving line of credit and other long-term debt	(132,821,867)	(71,122,639)	(77,029,355)
Debt issuance costs	(2,383,794)	-	-
Proceeds from exercise of stock options	48,585	2,500	-
Settlement of interest rate swap	-	-	(375,000)
Net cash from financing activities	(13,526,762)	(693,987)	(6,661,948)
Change in cash and cash equivalents	(943,214)	(172,364)	289,803
Cash and cash equivalents, beginning of year	1,050,047	1,222,411	932,608
Cash and cash equivalents, end of year	$ 106,833	$ 1,050,047	$ 1,222,411
Supplemental disclosure of cash flow information:			
Cash paid (received) during the year for:			
Interest	$ 1,363,223	$ 1,485,860	$ 2,630,245
Income taxes, net	(50,133)	(4,499,054)	(58,912)

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES.

Supreme Industries, Inc. and its subsidiaries (collectively the "Company") manufacture specialized vehicles including truck bodies, buses, and armored vehicles. The Company's core products include cutaway and dry-freight van bodies, refrigerated units, stake bodies, and other specialized vehicles including shuttle buses. At December 31, 2011, the Company operated at eight manufacturing, distribution, and component manufacturing locations. The Company's customers are located principally in the United States of America.

The following is a summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements:

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Supreme Industries, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year End - The Company's fiscal year ends the last Saturday in December. The fiscal year ended December 31, 2011 contained 53 weeks. The fiscal years ended December 25, 2010 and December 26, 2009 each contained 52 weeks.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - The production of specialized truck bodies, buses, and armored vehicles starts when an order is received from the customer, and revenue is recognized when the unit is shipped to the customer. Revenue on certain customer-requested bill and hold transactions is recognized subsequent to when the customer is notified that the products have been completed according to customer specifications, have passed all of the Company's quality control inspections, and are ready for delivery based upon established delivery terms.

Net sales are net of cash discounts which the Company offers its customers in the ordinary course of business.

Concentration of Credit Risk - Concentration of credit risk is limited due to the large number of customers and their dispersion among many different industries and geographic regions. During 2011, one customer accounted for approximately 20% of consolidated net sales. No single customer, or group of customers, accounted for 10% or more of the Company's net sales for the fiscal years ended in 2010 and 2009. At December 31, 2011 and December 25, 2010 one customer accounted for 12.8% and 16.6% of the Company's total trade accounts receivable. The Company performs ongoing credit evaluations of its customers and credit is extended on an unsecured basis.

Financial Instruments and Fair Values - The Company has utilized interest rate swap agreements to reduce the impact of changes in interest rates on certain of its floating rate debt. The swap agreements are contracts to exchange the debt obligation's LIBOR floating rate (exclusive of the applicable spread) for fixed rate interest payments over the term of the swap agreement without exchange of the underlying notional amounts. The notional amounts of the interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure of credit loss. The differential paid or received under interest rate swap agreements is recognized as an adjustment to interest expense.

At December 27, 2008, the Company had an interest rate swap agreement outstanding with a notional amount of $15,000,000. The interest rate swap agreement provided a 4.71% fixed interest rate and was scheduled to mature on July 28, 2010. The interest rate swap agreement was designated and qualified as a cash flow hedging instrument. It was fully effective, resulting in no net gain or loss recorded in the consolidated statements of operations.

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES, Continued

Effective December 23, 2009, the Company terminated its interest rate swap arrangement and paid $375,000, the fair value of the swap on such date. As the terminated swap arrangement was no longer an effective hedge against changes in interest rates, the swap was de-designated. The Company was amortizing the loss on the swap included in other comprehensive income as of the date of the de-designation utilizing the straight-line method over the remaining life of the swap which matured on July 28, 2010.

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy is as follows:

> Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The carrying amounts of cash and cash equivalents, accounts receivable, and trade accounts payable approximated fair value as of December 31, 2011 and December 25, 2010 because of the relatively short maturities of these financial instruments. The carrying amount of long-term debt, including current maturities, approximated fair value as of December 31, 2011 and December 25, 2010, based upon terms and conditions available to the Company at those dates in comparison to the terms and conditions of its outstanding long-term debt.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments - The Company categorizes its investments as trading, available-for-sale, or held-to-maturity. The Company's investments are comprised of available-for-sale securities and are carried at fair value with unrealized gains and losses, net of applicable income taxes, recorded within accumulated other comprehensive income (loss). The Company determined fair values of investments available for sale by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). Dividend and interest income are accrued as earned. The Company reviews its investments quarterly for declines in market value that are other than temporary.

Accounts Receivable - The Company accounts for trade receivables based on the amounts billed to customers. Past due receivables are determined based on contractual terms. The Company does not accrue interest on any of its trade receivables.

Allowance for Doubtful Accounts - The allowance for doubtful accounts is determined by management based on the Company's historical losses, specific customer circumstances, and general economic conditions. Periodically, management reviews accounts receivable and adjusts the allowance based on current circumstances and charges off uncollectible receivables against the allowance when all attempts to collect the receivable have failed.

Inventories - Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method.

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES, Continued

Assets Held For Sale - The Company has previously made the decision to cease operations at a number of their facilities and is actively pursuing their sale. The Company evaluates the carrying value of property held for sale whenever events or changes in circumstances indicate that a property's carrying amount may not be recoverable. Such circumstances could include, but are not limited to: (1) a significant decrease in the market value of an asset, or (2) a significant adverse change in the extent or manner in which an asset is used. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The Company estimated the fair value of its properties held for sale based on appraisals and other current market data. During the years ended 2010 and 2009, the Company recorded non-cash charges to reflect impairment of certain assets held for sale totaling $1,839,846 and $80,000, respectively. The impairment charges, classified in impairment of assets held for sale and discontinued operations, represents management's best estimate of the fair value of the assets based on current market conditions. As of December 31, 2011 the following locations were held for sale: Woodburn, Oregon; Wilson, North Carolina; one facility in Ligonier, Indiana; Streetsboro, Ohio; Apopka, Florida; and St. Louis, Missouri. As of December 25, 2010 the following locations were held for sale: Woodburn, Oregon; Wilson, North Carolina; White Pigeon, Michigan; one facility in Goshen, Indiana; and Streetsboro, Ohio.

Property, Plant and Equipment - Property, plant and equipment are recorded at cost. For financial reporting purposes, depreciation is provided based on the straight-line method over the estimated useful lives of the assets. The useful life of each class of property is as follows: land improvements (22 years); buildings (40 years); and machinery and equipment (3 to 10 years). For financial reporting purposes, leasehold improvements are amortized using the straight-line method over the lesser of the useful life of the asset or term of the lease, except for the leasehold improvements associated with the leased facilities in Goshen, Indiana, and Griffin, Georgia, which are leased from a related party (a partnership whose partners include four directors/stockholders of the Company). These related party leases include a provision whereby upon termination of the leases, the lessor is obligated to pay the lessee a cash payment equal to the unamortized balance of any leasehold improvements. Accordingly, leasehold improvements to these leased facilities are amortized over the useful life of the asset (15 to 40 years). Upon sale or other disposition of assets, the cost and related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is reflected in operations (included in other income in the consolidated statements of operations). Expenditures for repairs and maintenance are charged to operations as incurred. Betterments and major renewals are capitalized and recorded in the appropriate asset accounts.

Evaluation of Impairment of Long-Lived Assets - The Company evaluates the carrying value of long-lived assets whenever significant events or changes in circumstances indicate the carrying value of these assets may be impaired. The Company evaluates potential impairment of long-lived assets by comparing the carrying value of the assets to the expected net future cash inflows resulting from use of the assets. During the years ended 2010 and 2009, the Company recorded non-cash charges to reflect impairment of certain real estate and equipment totaling $1.8 million and $0.1 million, respectively. The impairment charges, classified in impairment of assets held for sale and discontinued operations, represents management's best estimate of the fair value of the long-lived assets based on current market conditions.

Stock-Based Compensation - The Company records all stock-based payments to employees, including grants of employee stock options, in the consolidated statements of operations based on their fair values at the date of grant.

Restricted stock awards are valued based upon the closing market price of the Company's stock on the date of grant. The Company currently uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by stock price as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate, and expected dividends.

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES, Continued

Compensation expense (net of estimated forfeitures) relative to stock-based awards (see Note 8), included in the consolidated statements of operations for the years ended December 31, 2011, December 25, 2010, and December 26, 2009, was $451,203, $596,834 and $604,291, respectively. The weighted-average assumptions utilized in the determination of stock compensation expense relating to stock options were as follows:

	2010	2009
Risk free interest rate	1.90%	2.53%
Expected life	7.0 years	7.0 years
Expected volatility	48.82%	48.35%
Expected dividends	—%	—%

There were no stock options issued during the year ended December 31, 2011.

The risk-free interest rate is determined based on observed U.S. Treasury yields in effect at the time of grant for maturities equivalent to the expected life of the option. The expected life of the option (estimated average period of time the option will be outstanding) is estimated based on the historical exercise behavior of employees with executives displaying somewhat longer holding periods than other employees. Expected volatility is based on historical volatility measured daily for a time period equal to the expected life of the option ending on the day of grant. The expected dividend yield is estimated based on the dividend yield at the time of grant as adjusted for expected dividend increases and historical payout policy.

Warranty - The Company provides limited product warranties for periods of up to five years from the date of retail sale. Estimated warranty costs are provided at the time of sale and are based upon historical experience. Warranty activity for the years ended December 31, 2011, December 25, 2010, and December 26, 2009 is as follows:

	2011	2010	2009
Accrued warranty, beginning of year	$ 1,636,000	$ 1,377,000	$ 1,473,000
Warranty expense	1,757,367	2,405,774	1,435,184
Warranty claims paid	(1,805,367)	(2,146,774)	(1,531,184)
Accrued warranty, end of year	$ 1,588,000	$ 1,636,000	$ 1,377,000

Income Taxes - Deferred income taxes are determined using the liability method.

Earnings (Loss) Per Share - Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding plus the dilutive effect of stock options and restricted stock awards. The stock options and restricted stock awards were not included in the 2010 and 2009 computations of diluted earnings per share since their effect would have been anti-dilutive.

Comprehensive Income (Loss) - Other comprehensive income (loss) refers to revenues, expenses, gains, and losses that, under generally accepted accounting principles, are included in comprehensive income (loss) but are excluded from net income (loss) since these amounts are recorded directly as an adjustment to stockholders' equity. The Company's other comprehensive income (loss) is comprised of unrealized gains and losses on hedge activities and available-for-sale securities, net of tax.

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES, Concluded

Segment Information - The Company's principal business is manufacturing specialized vehicles. Management has not separately organized the business beyond specialized vehicles (includes three categories of products) and manufacturing processes. The fiberglass manufacturing subsidiary constitutes a segment, however this segment does not meet the quantitative thresholds for separate disclosure. The fiberglass manufacturing subsidiary's revenues are less than ten percent of consolidated revenues, the absolute amount of its net income (loss) is less than ten percent of the absolute amount of consolidated net income (loss), and finally, its assets are less than ten percent of consolidated assets.

Net sales from continuing operations consist of the following:

	2011	2010	2009
Specialized vehicles:			
Trucks	$ 218,927,753	$ 122,489,740	$ 96,742,558
Buses	60,640,186	69,951,326	66,439,902
Armored vehicles	18,952,739	24,599,094	18,751,395
	298,520,678	217,040,160	181,933,855
Fiberglass products	2,287,280	3,848,426	4,140,608
	$ 300,807,958	$ 220,888,586	$ 186,074,463

Reclassifications - Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the 2011 presentation. These reclassifications had no effect on stockholders' equity or net loss as previously reported.

Recent Accounting Pronouncements - In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-5, *Presentation of Comprehensive Income,* which requires entities to present comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Entities will no longer have the option to present components of other comprehensive income ("OCI") as part of the statement of stockholders' equity. In addition, the amended guidance requires entities to show the effect of items reclassified from OCI to net income on the face of the financial statements. The amended guidance is required for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, and retrospective application is required. The Company elected to early adopt this guidance which required the Company to change the presentation of comprehensive income but did not have an impact on its consolidated results.

2. DISCONTINUED OPERATIONS.

Effective December 25, 2010, the Company decided to cease operations at its Woodburn, Oregon manufacturing facility. The Oregon operations were discontinued due to the Company's decision to exit this unprofitable geographic region. The Oregon facility and equipment are classified as held for sale as of December 31, 2011 and December 25, 2010, and an asset impairment charge of approximately $277,000 was taken during the year ended December 25, 2010.

The 2011 operating results for the Woodburn, Oregon location are classified as discontinued operations, and prior years' operating results have been reclassified to discontinued operations as follows:

	2011	2010	2009
Net sales	$ 3,372,508	$ 7,755,977	$ 5,961,193
Pretax loss from operations	(876,920)	(1,657,676)	(1,329,892)
Net loss	(876,920)	(1,657,676)	(817,883)

In the fourth quarter of 2009, the Company terminated its Silver Crown luxury motorhome product line. This decision was triggered by a significant reduction of new motorhome sales orders and the cancellation of existing sales orders due to the extremely tight credit markets caused by the economic recession. The Company decided to exit the motorhome product line as part of a plan to focus on core truck, bus and armored products and to reduce overall fixed costs.

2. DISCONTINUED OPERATIONS, Concluded

The Silver Crown facility in White Pigeon, Michigan was classified as held for sale as of December 25, 2010, and an asset impairment charge of approximately $483,000 was taken during the year ended December 25, 2010. There were also additional losses incurred in 2010 relating to the wind down of the operations which are reflected in the 2010 Statement of Operations. During 2011, the Company entered into a lease agreement with an unrelated party and subsequently reclassified the facility from assets held for sale to property, plant, and equipment.

The operating results for the Silver Crown division are classified as discontinued operations as follows:

	2010	2009
Net Sales	$ 1,967,884	$ 3,966,995
Pretax loss from operations	(1,239,113)	(3,658,181)
Net loss	(1,239,113)	(2,209,541)

3. INVESTMENTS.

Investment securities consist of the following:

	2011	2010
Intermediate bond fund-cost	$ 916,717	$ 1,200,268
Unrealized gains	7,299	8,563
Intermediate bond fund-fair value	$ 924,016	$ 1,208,831

Sales of securities were $304,755 and $1,470,067 during 2011 and 2010, respectively, and resulted in gains/(losses) of $(8,787) and $3,344, respectively. Investment income (included in other income) consisted of dividend income and aggregated $12,852 and $36,536 for the years ended December 31, 2011 and December 25, 2010, respectively.

4. INVENTORIES.

Inventories consist of the following:

	2011	2010
Raw materials	$ 21,791,169	$ 18,954,303
Work-in-progress	6,748,162	6,512,602
Finished goods	7,493,734	10,209,448
Total	$ 36,033,065	$ 35,676,353

5. PROPERTY, PLANT AND EQUIPMENT.

Property, plant and equipment consist of the following:

	2011	2010
Land	$ 3,819,321	$ 3,636,590
Land improvements	5,725,384	5,459,087
Buildings	24,746,172	22,845,027
Leasehold improvements	6,891,079	6,855,209
Machinery and equipment	40,596,930	40,019,390
	81,778,886	78,815,303
Less, Accumulated depreciation and amortization	48,248,829	45,760,412
Property, plant and equipment, net	$ 33,530,057	$ 33,054,891

6. LONG-TERM DEBT.

Long-term debt consists of the following:

	2011	2010
Revolving line of credit	$ 11,653,460	$ 25,525,881
Capital lease obligation under a sale / leaseback transaction, fixed rate of 5.5%, payable in monthly installments, with final maturity in April 2031, collateralized by real estate	3,528,374	-
Obligation under industrial development revenue bonds, variable rates, with final maturity in June 2015, collateralized by real estate	700,000	1,000,000
Term loan, payable in monthly installments including interest at a fixed rate of 2.75%, with final maturity in May 2013, collateralized by specific equipment	66,825	119,331
Total	15,948,659	26,645,212
Less, current maturities	246,192	25,874,365
Long-term debt	$ 15,702,467	$ 770,847

Revolving Line of Credit

On October 18, 2010, Supreme Industries, Inc. entered into an Amended and Restated Credit Agreement with JPMorgan Chase Bank, N.A. ("JPMC") which agreement was effective as of September 30, 2010. Under the terms of the agreement, JPMC agreed to provide the Company with a revolving line of credit of up to $30.0 million (previously $25.0 million) through December 31, 2011. The line of credit was limited to $25.0 million until the Company met certain post-closing conditions, outlined in the agreement. Interest on outstanding borrowings under the revolving line of credit was based on the bank's prime rate or certain basis points above LIBOR depending on the pricing option selected and the Company's leverage ratio, as defined (effective rate of 5.09% at December 25, 2010).

On September 14, 2011, Supreme Industries, Inc., as Parent (the "Parent"), Supreme Indiana Operations, Inc., a Delaware corporation ("Supreme Indiana"), and certain of its subsidiaries who are signatories to the Credit Agreement (collectively, the "Borrowers") entered into a Credit Agreement (the "Credit Agreement") with Wells Fargo Capital Finance, LLC, a Delaware limited liability company (the "Lender").

Under the terms of the Credit Agreement, Lender agrees to provide to the Borrowers a revolving line of credit of up to $45.0 million, subject to a monthly borrowing base calculation. The term of this revolving line of credit is for a period ending on September 14, 2015. Upon certain events of default or the failure to maintain the defined minimum percentage of availability, the Company will be required to comply with two financial covenants. The financial covenants consist of a minimum fixed charge coverage ratio and limitations on annual capital expenditures. No events of default existed and the Company's availability was in excess of the required amount as of December 31, 2011.

The amounts received in conjunction with the Credit Agreement have been used to repay in full all of the obligations of Borrowers owing to JPMorgan Chase Bank, N.A. under that certain Amended and Restated Credit Agreement dated as of September 30, 2010.

6. LONG-TERM DEBT, Continued

In connection with the Credit Agreement, certain mortgages and deeds of trust covering real property collateral were given to secure the revolving line of credit. As additional collateral for the repayment of the revolving line of credit, the Borrowers, and certain additional subsidiaries have signed and delivered to Lender a Security Agreement, dated as of September 14, 2011, granting to Lender security interests in the personal property owned by them.

On September 14, 2011, in connection with the Credit Agreement, Parent and certain of its subsidiaries identified on the signature pages thereof (collectively, the "Guarantors") entered into a General Continuing Guaranty in favor of Lender whereby the Guarantors agreed to guarantee the obligations of the Borrowers owing under the Credit Agreement.

As of December 31, 2011, the outstanding balance under the Credit Agreement was approximately $11.7 million and the Company had unused credit capacity of approximately $12.3 million. Interest on outstanding borrowings under the Credit Agreement was based on the Lender's prime rate or LIBOR depending on the pricing option selected and the Company's leverage ratio, as defined in the Credit Agreement, resulting in an effective rate of 3.04% at December 31, 2011.

In conjunction with the Credit Agreement, the Company incurred approximately $1.0 million of additional deferred financing costs, which were capitalized and are being amortized over the term of the facility. The net book value of deferred financing costs associated with the JPMorgan credit agreement was written off in the amount of $0.8 million in the third quarter of 2011.

The Company's cash management system and revolving line of credit are designed to maintain zero cash balances and, accordingly, checks outstanding in excess of bank balances are classified as additional borrowings under the revolving line of credit. Checks outstanding in excess of bank balances were $200,034 at December 31, 2011, and $3,125,881 at December 25, 2010. The revolving line of credit also requires a quarterly commitment fee ranging from 0.20% to 0.50% per annum depending on the Company's financial ratios and based upon the average daily unused portion.

Outstanding letters of credit related to the Company's workers' compensation insurance policies, aggregated $3.5 million for the years ended December 31, 2011, and December 25, 2010. Under separate agreements, the Company had irrevocable letters of credit aggregating $0.9 million and $1.2 million at December 31, 2011 and December 25, 2010, respectively, in favor of bond trustees as a credit enhancement for bondholders of two industrial development revenue bonds.

Maturities of long-term debt for each of the next five years are as follows: 2012-$246,192; 2013-$318,755; 2014-$307,520; 2015-$11,967,045; and 2016-$119,992.

Other Long-Term Debt

On March 24, 2011, Supreme Indiana entered into an Option Agreement (the "Option Agreement") pursuant to which Supreme Indiana granted Barrett Gardner Associates, Inc. ("Barrett Gardner"), an entity which is owned by Messrs. William J. Barrett and Herbert M. Gardner, each a director of the Company, the right to purchase the Company's California manufacturing facility (the "California Real Estate"). This transaction was required by the Company's former bank as a condition of the former credit agreement. On May 12, 2011, Barrett Gardner assigned the Option Agreement to BFG2011 Limited Liability Company ("a related party") ("Purchaser"). Then, Purchaser exercised its rights under the Option Agreement and purchased the California Real Estate following which it leased such California Real Estate back to Supreme Indiana. As part of the purchase price of the sale segment of the sale\leaseback transaction, Supreme Indiana received a 35.48% ownership interest (4,950 Common Units) in Purchaser, and Messrs. William J. Barrett, Herbert M. Gardner, and Edward L. Flynn (together) contributed $900,000 in cash for a (combined) 64.52% ownership interest in Purchaser (9,000 Preferred Units).

6. LONG-TERM DEBT, Concluded

In accordance with the Option Agreement, Supreme Indiana and Purchaser entered into a Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate dated May 3, 2011 (as amended by that certain Amendment to Escrow Instructions dated as of the closing date, the "Purchase Agreement") in which Purchaser agreed to purchase the California Real Estate for $4,100,000 comprised of the following amounts: (a) a $100,000 deposit made pursuant to the Option Agreement, (b) $3,000,000 paid in cash at the closing, (c) a grant to Supreme Indiana of the 34% equity interest in Purchaser described above valued at $495,000 (included in other assets on the October 1, 2011 balance sheet), and (d) a credit in the amount of $505,000 based on the lack of brokerage commissions and the nature of the transaction. Supreme Indiana paid the closing costs associated with the transaction including the escrow fees, transfer taxes, title policies, and other transaction costs. Supreme Indiana has provided Purchaser with an agreement to indemnify Purchaser from losses, damages, and claims arising from the condition of the California Real Estate at closing and a breach by Supreme Indiana of its representations and warranties. Supreme Indiana's indemnity obligations survive the closing of the sale.

Concurrently with the closing of the sale of the California Real Estate to Purchaser, Supreme Indiana leased from Purchaser the California Real Estate (the "Sale Leaseback Transaction") for a term of twenty years pursuant to that certain Air Commercial Real Estate Association Standard Industrial/Commercial Single-Tenant Lease dated as of the closing date (the "Lease"). The base rent for the first five years of the term is $24,000 per month. The base rent will be adjusted after the fifth year of the Lease term to ensure that the base rent equates to fair market value and correlates to any increases in Purchaser's financing costs. The Lease is a triple net lease, and Supreme Indiana is responsible for payment of all costs relating to the leased premises, including state income taxes on rental income received. Supreme Indiana has a purchase option and right of first refusal with respect to the California Real Estate through April 30, 2016. In addition, Supreme Indiana has a one-time right of first offer with respect to the California Real Estate that continues until the expiration of the term of the Lease. In connection with the Sale Leaseback Transaction, the Company received a fairness opinion issued by a third party valuation consultant stating that the proposed transactions were fair from a financial point of view to the Company (and its shareholders).

Due to the Company's continuing involvement in the California Real Estate, the Sale Leaseback Transaction was not recognized as a sale of the property. It is instead being accounted for as a financing transaction, and the Company has recorded the receipt of cash, the equity interest in the Purchaser, and the related obligation.

The outstanding principal amount of the obligation as of December 31, 2011 was $3.5 million, at an interest rate of 5.5%. Of this amount $0.1 million, and $3.4 million, were included in current maturities of long term debt and long term debt, respectively, in the accompanying balance sheet at December 31, 2011.

7. RETIREMENT PLAN.

The Company maintains a defined contribution plan which covers substantially all employees of the Company who have reached the age of twenty-one years and have completed thirty days of credited service. The plan provides that eligible employees can contribute from one to fifteen percent of their annual compensation. The Company formerly maintained a policy to match thirty percent of each employee's contributions up to seven percent of the employee's compensation. Effective September 1, 2008, however, the Company temporarily suspended this contribution match. The Board of Directors may reinstate, increase, or decrease the Company's contribution as business conditions permit. There was no expense related to the plan for the years ended 2011, 2010, or 2009.

8. STOCKHOLDERS' EQUITY.

__Preferred Stock__

The Company is authorized to issue 1,000,000 shares of preferred stock ($1 par value) of which none have been issued. The Board of Directors is vested with the authority to determine and state the designations and relative preferences, limitations, voting rights, if any, and other rights of the preferred shares.

8. STOCKHOLDERS' EQUITY, Continued

Common Stock

No dividends were declared or paid during the years ended December 31, 2011 or December 25, 2010.

Convertible Class B Common Stock

Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. Holders of Class A Common Stock are entitled to elect one-third of the Board of Directors rounded to the lowest whole number. Holders of Class B Common Stock elect the remainder of the directors.

Restricted Stock

The following table summarizes the activity for the Company's unvested restricted stock units and restricted stock for the twelve months ended December 31, 2011.

	Shares	Weighted - Average Grant Date Fair Value
Unvested, December 25, 2010	24,584	$ 3.32
Granted	-	n/a
Vested	(24,584)	3.32
Unvested, December 31, 2011	-	n/a

The total fair value of shares vested during the year ended December 31, 2011 was $81,545.

Stock Options

On October 29, 1998, the Company's Board of Directors approved, and the Company's stockholders subsequently ratified, the 1998 Stock Option Plan under which 886,469 shares of Class A Common Stock were reserved for grant. This plan expired on October 29, 2008. On January 31, 2001, the Company's Board of Directors approved, and the Company's stockholders subsequently ratified, the 2001 Stock Option Plan under which 891,990 shares of Class A Common Stock were reserved for grant. This plan expired on January 31, 2011. On January 23, 2004, the Company's Board of Directors approved, and the Company's stockholders subsequently ratified, the 2004 Stock Option Plan, as recently amended, under which 1,297,440 shares of Class A Common Stock were reserved for grant. Under the terms of the stock option plans, both incentive stock options and non-statutory stock options can be granted by a specially designated Stock Awards Committee. The Amended and Restated 2004 Stock Option Plan also allows for awards of common stock including restricted stock awards. Options granted under the stock option plans generally vest and become exercisable in annual installments of 33 1/3% beginning on the first anniversary date, and the options expire five or seven years after the date of grant. The Company generally issues new shares to satisfy stock option exercises.

8. STOCKHOLDERS' EQUITY, Continued

The following table summarizes stock option activity:

	Options	Weighted - Average Exercise Price
Outstanding, December 27, 2008	1,061,975	$5.65
Granted	196,000	1.56
Exercised	-	-
Forfeited	(11,893)	6.32
Outstanding, December 26, 2009	1,246,082	5.00
Granted	335,200	2.24
Exercised	(1,766)	1.42
Expired	(368,314)	6.33
Forfeited	(6,487)	6.15
Outstanding, December 25, 2010	1,204,715	3.83
Granted	-	-
Exercised	(32,726)	1.48
Expired	(7,385)	7.14
Forfeited	(7,983)	1.51
Outstanding, December 31, 2011	1,156,621	3.90

The weighted-average grant-date fair values of options granted during the fiscal years ended 2010 and 2009 were $1.16 and $0.81, respectively. The total intrinsic value of options exercised during the fiscal years ended 2011 and 2010 approximated $47,152 and $3,323, respectively. Total unrecognized compensation expense related to all share-based awards outstanding at December 31, 2011, is approximately $262,210 and is to be recorded over a weighted-average contractual life of 1.61 years.

Information about stock options outstanding and exercisable at December 31, 2011 is as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted - Average Remaining Contractual Life in Years	Weighted - Average Exercise Price	Number Exercisable	Weighted - Average Exercise Price
$6.15	12,974	0.43	$6.15	12,974	$6.15
6.52 - 7.17	335,172	1.34	6.58	335,172	6.58
5.78 - 6.36	85,240	2.33	6.00	85,240	6.00
5.73	6,487	3.05	5.73	6,487	5.73
4.72 - 5.34	96,795	3.35	4.99	96,795	4.99
1.41 - 1.42	108,086	3.83	1.42	108,086	1.42
1.55 - 1.71	176,667	4.49	1.56	124,000	1.57
2.67	10,000	5.18	2.67	3,333	2.67
2.23 - 2.45	325,200	5.75	2.25	148,400	2.28
	1,156,621	3.57	3.90	920,487	4.36

At December 31, 2011 and December 25, 2010, the aggregate intrinsic value of options exercisable approximated $269,841 and $224,368, respectively. The intrinsic value of all options outstanding at December 31, 2011 and December 25, 2010 was approximately $369,906 and $568,925, respectively.

8. STOCKHOLDERS' EQUITY, Concluded

At December 31, 2011 and December 25, 2010, there were exercisable options outstanding to purchase 920,487 and 732,481 shares at weighted average exercise prices of $4.36 and $4.97.

As of December 31, 2011, 23,238 shares were reserved for the granting of future share-based awards (stock options and restricted stock) compared to 17,905 shares at December 25, 2010.

9. INCOME TAXES.

Income taxes (benefits) consist of the following:

	2011	2010	2009
Taxes (benefits) from continuing operations	$ (401,000)	$ 499,625	$ (3,774,810)
Taxes (benefits) from discontinued operations	—	—	(1,960,648)
	$ (401,000)	$ 499,625	$ (5,735,458)

Income taxes (benefits) from continuing operations consist of the following:

	2011	2010	2009
Federal:			
Current	$ (91,975)	$ —	$ (2,312,198)
Deferred	—	(586,045)	(1,301,286)
	(91,975)	(586,045)	(3,613,484)
State:			
Current	(309,025)	86,485	396,900
Deferred	—	999,185	(558,226)
	(309,025)	1,085,670	(161,326)
Total	$ (401,000)	$ 499,625	$ (3,774,810)

The deferred tax assets and the deferred tax liabilities were as follows:

	2011	2010
Deferred tax assets:		
Receivables	$ 77,000	$ 38,500
Inventories	762,541	1,108,928
Accrued liabilities	1,915,898	2,023,331
Stock-based compensation	—	52,234
Federal and State net operating losses and credit carryforwards	4,233,269	4,349,183
Other	41,983	38,329
Total deferred tax assets	7,030,691	7,610,505
Deferred tax liabilities:		
Depreciation	(2,081,866)	(2,265,086)
Prepaids and other	(359,649)	(396,530)
Total deferred tax liabilities	(2,441,515)	(2,661,616)
Net deferred income tax assets (liabilities)	4,589,176	4,948,889
Valuation allowance	(4,589,176)	(4,948,889)
	$ —	$ —

9. INCOME TAXES, Continued

The ultimate realization of these deferred tax assets is dependent upon future taxable income. Because the Company has incurred tax losses for the last three years, there is no certainty that the Company will realize the full benefit of these deferred tax assets. Accordingly, a valuation allowance aggregating $4,948,889 was established at December 25, 2010, of this amount, $3,833,625 was allocated to continuing operations and $1,115,264 was allocated to discontinued operations. As of December 31, 2011 the valuation allowance is $4,589,176.

At December 31, 2011, the Company has a federal and state tax loss carryforwards of approximately $6.5 million and $22 million, respectively, available to offset future taxable income, expiring in various amounts through December 31, 2031.

A reconciliation of the provision for income taxes from continuing operations to the amount computed by applying the statutory federal income tax rate (34% in 2011, 2010, and 2009) to income before income taxes is as follows:

	2011	2010	2009
Income taxes at statutory rate	$ 97,219	$ (2,758,079)	$ (3,226,640)
State income taxes, net of federal tax effect	60,704	(227,236)	(133,034)
Tax-exempt underwriting income of wholly-owned small captive insurance subsidiary	—	(404,600)	(404,600)
Research and development tax credits	(147,617)	(280,153)	(327,296)
Alternative fuel tax credit	(87,166)	(25,000)	(22,565)
Stock-based compensation	(35,685)	150,668	144,472
Valuation allowance	(359,713)	3,833,625	—
Other, net	71,258	210,400	194,853
Total	$ (401,000)	$ 499,625	$ (3,774,810)

Uncertain Tax Positions

The Company recognizes income tax benefits only when it is more likely than not that the tax position will be allowed upon examination by taxing authorities, which is presumed to occur. The amount of such tax benefit recorded is the largest amount that is more likely than not to be allowed. A reconciliation of the change in the unrecognized tax benefits for the three years ended December 31, 2011 is as follows:

Unrecognized tax benefits at December 27, 2008	$ 675,200
Gross increases - tax positions in prior periods	330,058
Gross increases - tax positions in current period	—
Settlements	—
Lapse of statute of limitations	—
Unrecognized tax benefits at December 26, 2009	1,005,258
Gross increases - tax positions in prior periods	34,796
Gross increases - tax positions in current period	—
Settlements	—
Lapse of statute of limitations	—
Unrecognized tax benefits at December 25, 2010	1,040,054
Gross increases - tax positions in prior periods	80,558
Gross increases - tax positions in current period	—
Settlements	—
Lapse of statute of limitations	(401,000)
Unrecognized tax benefits at December 31, 2011	$ 719,612

9. INCOME TAXES, Concluded

The entire balance of approximately $719,612 at December 31, 2011 relates to unrecognized tax positions that, if recognized, would affect the annual effective tax rate. The Company is subject to U.S. federal income tax as well as various state taxes. The Company is no longer subject to examination by federal taxing authorities for the fiscal year ended 2006 and earlier. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease over the next twelve months. Interest and penalties related to income tax matters are recognized in income tax expense. Interest and penalties accrued for, and recognized during, the fiscal years ended 2011, 2010, and 2009 were immaterial.

10. COMMITMENTS AND CONTINGENCIES.

Lease Commitments and Related Party Transactions

The Company leases certain office and manufacturing facilities under operating lease agreements which expire at various dates from November 2012 through April 2016. Certain of the lease agreements are with related parties for which related party rent expense was approximately $683,000 for each of the fiscal years ending 2011, 2010, and 2009, respectively.

Rent expense under all operating leases aggregated $758,834, $713,615, and $812,535 for the fiscal years ended 2011, 2010, and 2009, respectively.

At December 31, 2011, future minimum rental payments under noncancelable operating leases aggregated $2,576,635 and are payable as follows: 2012-$722,177; 2013-$710,016; 2014-$710,016; 2015-$425,426; and 2016-$9,000.

Kim Korth, President and Chief Executive Officer, is President of IRN, Inc. ("IRN"), a consulting firm that provides integrated market data, intelligence, and insight regarding suppliers in transportation equipment markets. The Company has employed the services of IRN since 2010. The Company utilized the services of IRN during 2011 at a cost of approximately $389,000, including $288,000 after Ms. Korth was hired by the Company in February 2011. Additional services at a cost of approximately $34,000 were utilized through February 3, 2012, at which time the services of IRN were terminated.

Consigned Inventories

The Company obtains most vehicle chassis for its specialized vehicle products directly from the chassis manufacturers under converter pool agreements. Chassis are obtained from the manufacturers based on orders from customers, and to a lesser extent, for unallocated orders. Although each manufacturer's agreement has different terms and conditions, the agreements generally state that the manufacturer will provide a supply of chassis to be maintained from time to time at the Company's various facilities with the condition that the Company will store such chassis and will not move, sell, or otherwise dispose of such chassis except under the terms of the agreement. The manufacturer transfers the chassis to the Company on a "restricted basis", retaining the sole authority to authorize commencement of work on the chassis and to make certain other decisions with respect to the chassis including the terms and pricing of sales of the chassis to manufacturer's dealers. The manufacturer also does not transfer the certificate of origin to the Company nor permit the Company to sell or transfer the chassis to anyone other than the manufacturer (for ultimate resale to a dealer). Although the Company is party to related finance agreements with General Motors and Ally Bank, the Company has not historically, nor expects to in the future, settle any related obligations in cash. Instead, the obligation is settled by General Motors upon reassignment of the chassis to an accepted dealer and the dealer is invoiced for the chassis by General Motors. Accordingly, the Company accounts for the chassis as consigned inventory belonging to the manufacturer. Under these agreements, if the chassis is not delivered to a customer within a specified time frame the Company is required to pay a finance or storage charge on the chassis. The finance or storage charges incurred on consigned chassis inventory, included in interest expense in the consolidated statements of operations, aggregated $140,971, $124,543, and $683,310 for the fiscal years ended 2011, 2010, and 2009, respectively. At December 31, 2011 and December 25, 2010, chassis inventory, accounted for as consigned inventory to the Company by the manufacturers, aggregated approximately $22.3 million and $30.5 million, respectively. Typically, chassis are converted and delivered to customers within 90 days of the receipt of the chassis by the Company.

10. COMMITMENTS AND CONTINGENCIES, Concluded

Repurchase Commitments

The Company was contingently liable at December 31, 2011, under repurchase agreements with certain financial institutions providing inventory financing for retailers of its products. Under these arrangements, which are customary in the industry, the Company agrees to repurchase vehicles in the event of default by the retailer. The maximum repurchase liability is the total amount that would be paid upon the default of the Company's independent dealers. The maximum potential repurchase liability, without reduction for the resale value of the repurchased units, was approximately $4.8 million at December 31, 2011 and $3.7 million at December 25, 2010. The risk of loss under these agreements is spread over several retailers. The loss, if any, under these agreements is the difference between the repurchase cost and the resale value of the units. The Company believes that any potential loss under the agreements in effect at December 31, 2011 will not be material.

Self-Insurance

The Company is self-insured for a portion of general liability ($100,000 per occurrence in 2011 and 2010), certain employee health benefits ($200,000 annually per employee with no annual aggregate), and workers' compensation in certain states ($250,000 per occurrence with no annual aggregate). The Company accrues for the estimated losses occurring from both asserted and unasserted claims. The estimate of the liability for unasserted claims arising from incurred but not reported claims is based on an analysis of historical claims data.

Other

The Company is subject to various investigations, claims, and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and reasonably estimable. Management believes that any liability that may ultimately result from the resolution of these matters in excess of accruals and/or amounts provided by insurance coverage will not have a material adverse effect on the consolidated financial position or results of operation of the Company.

On January 21, 2009, The Armored Group ("TAG") filed a complaint against the Company in the Superior Court of the State of Arizona in and for the County of Maricopa alleging breach of oral contract, unjust enrichment, and other claims which complaint was removed to the United States District Court for the District of Arizona. Among other claims, TAG alleged that, under either an oral agreement between it and the Company or the claim of unjust enrichment, the Company has an obligation to pay to TAG a 10% commission on all sales of armored vehicles to the United States Department of State under a contract with the United States Department of State providing for up to $98,000,000 in sales.

Due to the inherent nature of litigation, and the uncertainty surrounding the ultimate outcome of this case, on May 25, 2011, the Company and TAG signed a Civil Settlement Agreement under the terms of which this lawsuit was dismissed and the Company agreed to: (i) pay to TAG the cash sum of $1,100,000 ($400,000 paid on May 26, 2011, and the balance of $700,000 payable over the next twelve months in the principal amount of $58,333 per month plus accrued interest at 5.75% simple interest; however, as a result of refinancing as disclosed in Note 6, the Company was required to pay the remaining balance in full during the three months ended October 1, 2011); and (ii) issue and deliver to TAG on June 8, 2011, 350,000 shares of the Company's Class A Common Stock and an additional 350,000 shares on January 15, 2012 for a total cost of $3,284,000. Of this amount, $1,784,000 is reflected as legal settlement and related costs in the current Statement of Operations and $1,500,000 was applied against the accrual established in a prior period. The fair value of the shares was based on the closing stock price on May 25, 2011. Under the terms of the Civil Settlement Agreement, TAG is restricted from selling more than 50,000 shares during any thirty-day period, and the Company is given the first right to purchase any shares that TAG wishes to sell.

In October of 2011, the Company was named a defendant in a personal injury suit (Paul Gendrolis and Katherine Gendrolis v. Saxon Fleet Sales, Kolstad Company, and Supreme Industries, Inc.) which was filed in the United States District Court, District of Massachusetts. The complaint seeks $10 million in damages based on allegations that a truck body manufactured by the Company contained an improperly installed plate or lip, which caused Paul Gendrolis to trip and become injured. Claims alleged against the Company include negligence, breach of warranty, breach of consumer protection laws, and loss of consortium. Due to the inherent risk of litigation, the outcome of this case is uncertain and unpredictable; however, at this time, management believes that the allegations are without merit and is vigorously defending the Company and its subsidiaries. The Company has insurance coverage for personal injury claims with the Company's deductible being $250,000.

In February of 2012, the Company was named a defendant in a claim that a fleet of buses manufactured by the Company was defective (King County v. Supreme Corporation) which was filed in Superior Court in King County, Washington. The complaint seeks a sum of approximately $7 million which the plaintiff alleges was paid for the fleet, costs of investigation and repairs, and incidental and consequential damages. These allegations against the Company include breach of contract, breach of implied warranties of fitness and merchantability, and a request for declaratory judgment on the issue of revocation of acceptance of the fleet. Due to the inherent risk of litigation, the outcome of this case is uncertain and unpredictable; however, at this time, management believes that the allegations are without merit and is vigorously defending the Company and its subsidiaries.

SUPREME INDUSTRIES, INC. AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Column A Description	Column B Balance Beginning of Period	Column C Additions Charged to Costs and Expenses	Column D Deductions(1)	Column E Balance End of Period
Year ended December 31, 2011:				
Reserves and allowances deducted from asset accounts:				
Allowance for doubtful receivables	$ 100,000	$ 152,000	$ 52,000	$ 200,000
Year ended December 25, 2010:				
Reserves and allowances deducted from asset accounts:				
Allowance for doubtful receivables	$ 70,000	$ 52,000	$ 22,000	$ 100,000
Year ended December 26, 2009:				
Reserves and allowances deducted from asset accounts:				
Allowance for doubtful receivables	$ 290,000	$ 463,000	$ 683,000	$ 70,000

(1) Uncollectible accounts written off, net of recoveries.

SUPREME INDUSTRIES, INC. AND SUBSIDIARIES
UNAUDITED SUPPLEMENTARY DATA

	First	Second	Third	Fourth
2011 Quarter				
Net sales, continuing operations	$ 68,399,975	$ 94,063,962	$ 72,811,268	$ 65,532,753
Gross profit, continuing operations	6,523,152	7,975,493	9,311,361	8,581,276
Net income (loss), continuing operations	(1,007,360)	(861,489)	1,548,205	1,884,502
Net income (loss), discontinued operations	(357,139)	(334,706)	(25,984)	(159,091)
Net income (loss), consolidated	(1,364,499)	(1,196,195)	1,522,221	1,725,411
Per share, consolidated:				
Basic	(0.10)	(0.08)	0.10	0.11
Diluted	(0.10)	(0.08)	0.10	0.11

	First	Second	Third	Fourth
2010 Quarter				
Net sales, continuing operations	$ 46,042,270	$ 58,894,666	$ 61,465,880	$ 54,485,770
Gross profit, continuing operations	3,846,301	6,141,422	6,001,465	2,421,269
Net income (loss), continuing operations	(2,019,728)	285,792	281,187	(7,179,543)
Net income (loss), discontinued operations	(388,680)	(447,857)	(455,057)	(1,605,195)
Net income (loss), consolidated	(2,408,408)	(162,065)	(173,870)	(8,784,738)
Per share, consolidated:				
Basic	(0.17)	(0.01)	(0.01)	(0.62)
Diluted	(0.17)	(0.01)	(0.01)	(0.62)

The consolidated operating results above reflect the net of both continuing and discontinued operations.

The 2010 fourth quarter was impacted by impairment charges on selected idle assets, an accrual for a potential settlement of a lawsuit, a valuation allowance recorded against our net deferred tax assets, product liability settlements, and higher group health insurance claims, resulting in an aggregate expense of $5.1 million during the quarter.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Management's Conclusions Regarding Effectiveness of Disclosure Controls and Procedures

As of December 31, 2011, the Company conducted an evaluation, under the supervision and participation of management including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2011.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Securities Exchange Act of 1934. Internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

ITEM 9A. CONTROLS AND PROCEDURES, Concluded

Management's Report on Internal Control over Financial Reporting - Concluded

The Company's internal control over financial reporting includes policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles; and that the Company's receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of the Company's internal control over financing reporting. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

Changes in Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f) and Rule 15d-15(f)) occurred during the fiscal quarter ended December 31, 2011 that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

On October 25, 2011, the Company approved an Ownership Transaction Incentive Plan (the "OTIP"). Pursuant to the terms of the OTIP, upon a Change of Control (as defined in the OTIP), certain employees of the Company are entitled to receive a percentage of the difference between the per share value of the total cash proceeds or the per share fair market value of any other consideration received by the Company or the Company's stockholders in connection with a Change of Control minus $2.50 (such amount being the "Value") as described below with such amount then being multiplied by the number of outstanding shares of common stock of the Company immediately prior to the Change of Control. The aggregate amount of payments to be made under the OTIP is equal to the number of outstanding shares of common stock immediately prior to the Change of Control multiplied by the sum of (i) 7% multiplied by the Value until the value reaches $5.00, plus (ii) 8% multiplied by the amount of any Value above $5.00 and up to $7.00, plus (iii) 9% multiplied by the amount of any Value above $7.00. For example, if a Change of Control occurs in which the Company's common stock is sold for $9.00 per share, then the aggregate amount of payments to be made is equal to the number of outstanding shares of common stock immediately prior to the Change of Control multiplied by $0.52 (which is the sum of (i) 7% multiplied by $2.50 (the Value up to $5.00); (ii) 8% multiplied by $2.00 (the Value between $5.00 and $7.00) and (iii) 9% multiplied by $2.00 (the Value over $7.00)). Certain employees are eligible to participate in the OTIP upon a Change of Control. The current participants and their percentages of the aggregate amount are as follows: Kim Korth – 24%; Matt Long – 17%; Bob Besse – 11.75%; Mike Oium – 11.75%; Tom Beard – 11.75%; and Jackie Daniels – 11.75%. The remaining 12% of the aggregate amount is reserved for future grant. If prior to a Change of Control, any of the current participants in the OTIP resign from the Company or are terminated for Cause (as defined in the OTIP), such participant shall immediately forfeit any rights to receive payment under the OTIP. If prior to a Change of Control, any of the current participants in the OTIP are terminated without Cause, such participant's right to receive a percentage of the aggregate amount described above upon a Change of Control shall be forfeited six months (12 months for Ms. Korth) after the termination without Cause.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by Item 10 of Form 10-K is hereby incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission in connection with the Company's 2012 annual stockholders' meeting.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 11 of Form 10-K is hereby incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission in connection with the Company's 2012 annual stockholders' meeting.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 12 of Form 10-K is hereby incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission in connection with the Company's 2012 annual stockholders' meeting.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by Item 13 of Form 10-K is hereby incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission in connection with the Company's 2012 annual stockholders' meeting.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by Item 14 of Form 10-K is hereby incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission in connection with the Company's 2012 annual stockholders' meeting.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

a. The following financial statements and financial statement schedule are included in Item 8 herein:

1. Financial Statements

   Report of Crowe Horwath LLP, Independent Registered Public Accounting Firm

   Consolidated Balance Sheets as of December 31, 2011 and December 25, 2010

   Consolidated Statements of Operations for the years ended December 31, 2011, December 25, 2010 and December 26, 2009

   Consolidated Statements of Stockholders' Equity for the years ended December 31, 2011, December 25, 2010 and December 26, 2009

   Consolidated Statements of Cash Flows for the years ended December 31, 2011, December 25, 2010 and December 26, 2009

   Notes to Consolidated Financial Statements

2. Financial Statement Schedule

   Schedule II - Valuation and Qualifying Accounts

3. Exhibits

   See Index to Exhibits

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPREME INDUSTRIES, INC.

Date: March 28, 2012

By: /s/Kim Korth
Kim Korth,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/Herbert M. Gardner Herbert M. Gardner	Chairman of the Board	March 28, 2012
/s/Kim Korth Kim Korth	President, Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2012
/s/William J. Barrett William J. Barrett	Executive Vice President, Secretary, Assistant Treasurer and Director	March 28, 2012
/s/Matthew W. Long Matthew W. Long	Chief Financial Officer, Treasurer and Assistant Secretary (Principal Financial and Accounting Officer)	March 28, 2012
/s/Robert J. Campbell Robert J. Campbell	Director	March 28, 2012
/s/Edward L. Flynn Edward L. Flynn	Director	March 28, 2012
/s/Mark C. Neilson Mark C. Neilson	Director	March 28, 2012
/s/Wayne A. Whitener Wayne A. Whitener	Director	March 28, 2012
/s/Robert W. Wilson Robert W. Wilson	Director	March 28, 2012

INDEX TO EXHIBITS

Exhibit	Description
3.1	Certificate of Incorporation of the Company, filed as Exhibit 3(a) to the Company's Registration Statement on Form 8-A, filed with the Commission on September 18, 1989, and incorporated herein by reference.
3.2	Certificate of Amendment of Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on June 10, 1993 filed as Exhibit 3.2 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 1993, and incorporated herein by reference.
3.3	Certificate of Amendment of Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on May 29, 1996 filed as Exhibit 3.3 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 1996, and incorporated herein by reference.
3.4	Second Amended and Restated Bylaws, filed as Exhibit 3.1 to the Company's current report on Form 8-K, filed on February 22, 2011, and incorporated herein by reference.
10.1	1998 Stock Option Plan, filed as Exhibit 10.3 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference.
10.2	Amendment No. 1 to the Company's 1998 Stock Option Plan, filed as Exhibit 10.4 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 1999, and incorporated herein by reference.
10.3	Amendment No. 2 to the Company's 1998 Stock Option Plan, filed as Exhibit 10.5 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
10.4	2001 Stock Option Plan, filed as Exhibit 10.6 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference.
10.5	Amendment No. 1 to the Company's 2001 Stock Option Plan, filed as Exhibit 10.7 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference.
10.6	2004 Stock Option Plan, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 effective on August 26, 2004, and incorporated herein by reference.
10.7	Amended and Restated 2004 Stock Option Plan filed as Exhibit A to the Company's Revised Definitive Proxy Statement filed on April 5, 2006, and incorporated herein by reference.
10.8	Amendment Number One to the Company's Amended and Restated 2004 Stock Option Plan dated October 25, 2006, included in the Company's Definitive Proxy Statement filed on April 2, 2007, and incorporated herein by reference.
10.9	Amendment No. Two to the Company's Amended and Restated 2004 Stock Option Plan dated March 28, 2007, included in the Company's Definitive Proxy Statement filed on April 2, 2007, and incorporated herein by reference.
10.10	Amendment No. 3 to the Company's Amended and Restated 2004 Stock Option Plan dated March 25, 2008, included in the Company's Definitive Proxy Statement filed on April 3, 2008, and incorporated herein by reference.
10.11	Amendment No. Four to the Company's Amended and Restated 2004 Stock Option Plan dated August 25, 2009, filed as Exhibit 10.3 to the Company's quarterly report on Form 10-Q for the quarterly period ended September 26, 2009, and incorporated herein by reference.
10.12	Form of Supreme Industries, Inc. Director and Officer Indemnification Agreement, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 6, 2008, and incorporated herein by reference.
10.13	Indemnification Agreement by and among Supreme Industries, Inc. and Kim Korth dated February 16, 2011, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 22, 2011, and incorporated herein by reference.

Exhibit	Description
10.14	Indemnification Agreement by and among Supreme Industries, Inc. and Kim Korth dated September 23, 2011, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 29, 2011, and incorporated herein by reference.
10.15	Indemnification Agreement by and among Supreme Industries, Inc. and Matthew W. Long dated December 29, 2011, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 5, 2012, and incorporated herein by reference.
10.16	Special Vehicle Manufacturer Converters Agreement with General Motors Corporation, effective February 29, 2008, between General Motors Corporation and Supreme Corporation, filed as Exhibit 10.11 to the Company's annual report on Form 10-K for the fiscal year ended December 27, 2008, and incorporated herein by reference.
10.17	Ford Authorized Converter Pool Agreement, effective May 1, 2008, among Ford Motor Company, Supreme Corporation and certain subsidiaries, filed as Exhibit 10.12 to the Company's annual report on Form 10-K for the fiscal year ended December 27, 2008, and incorporated herein by reference.
10.18	Amended and Restated Credit Agreement dated to be effective as of September 30, 2010, by and among Supreme Industries, Inc., Supreme Indiana Operations, Inc., Supreme Mid-Atlantic Corporation, Supreme Truck Bodies of California, Inc., Supreme Corporation of Texas, Supreme Northwest, L.L.C., the Other Loan Parties and JPMorgan Chase Bank, N.A., filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 21, 2010, and incorporated herein by reference.
10.19	Pledge and Security Agreement dated as of September 30, 2010, by and between Supreme Industries, Inc. and JPMorgan Chase Bank, N.A., filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 21, 2010, and incorporated herein by reference.
10.20	Credit Agreement by and among Supreme Industries, Inc., Supreme Indiana Operations, Inc. and certain of its subsidiaries identified on the signature pages thereof, and Wells Fargo Capital Finance, LLC, with an effective date of September 14, 2011, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 20, 2011, and incorporated herein by reference.
10.21	Security Agreement by and among Supreme Industries, Inc., the other loan parties thereto, and Wells Fargo Capital Finance, LLC, with an effective date of September 14, 2011, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 20, 2011, and incorporated herein by reference.
10.22	General Continuing Guaranty by and among Supreme Industries, Inc. and certain of its subsidiaries identified on the signature pages thereof, in favor of Wells Fargo Capital Finance, LLC, with an effective date of September 14, 2011, filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 20, 2011, and incorporated herein by reference.
10.23	Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate, dated May 3, 2011, by and between Supreme Indiana Operations, Inc. and BFG2011 Limited Liability Company, filed as Exhibit 10.6 to the Company's Quarterly Report, Amendment No. 1 on Form 10-Q/A filed on March 26, 2012, and incorporated herein by reference.
10.24	Amendment to Escrow Instructions to Chicago Title Company, dated May 9, 2011, executed by Supreme Indiana Operations, Inc., filed as Exhibit 10.7 to the Company's Quarterly Report, Amendment No. 1 on Form 10-Q/A filed on March 26, 2012, and incorporated herein by reference.
10.25	AIR Commercial Real Estate Association Standard Industrial/Commercial Single-Tenant Lease – Net, dated May 12, 2011, by and between Supreme Indiana Operations, Inc. and BFG2011 Limited Liability Company, filed as Exhibit 10.8 to the Company's Quarterly Report, Amendment No. 1 on Form 10-Q/A filed on March 26, 2012, and incorporated herein by reference.
10.26	Lease dated July 25, 1988, between Supreme Corporation and G-2, Ltd., a Texas limited partnership, relating to Supreme Corporation's Goshen, Indiana facilities, filed as Exhibit 10.22 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 1988, and incorporated herein by reference.

Exhibit	Description
10.27	Lease dated July 25, 1988, between Supreme Corporation and G-2, Ltd., a Texas limited partnership, relating to Supreme Corporation's Griffin, Georgia facilities, filed as Exhibit 10.23 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 1988, and incorporated herein by reference.
10.28	Amended and Restated Employment Contract by and among Supreme Industries, Inc. and Herbert M. Gardner dated to be effective January 1, 2005, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated February 10, 2006, and incorporated herein by reference.
10.29	Amended and Restated Employment Contract by and among Supreme Industries, Inc. and William J. Barrett dated to be effective January 1, 2005, filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated February 10, 2006, and incorporated herein by reference.
10.30	Employment Contract between Supreme Indiana Operations, Inc. and Robert W. Wilson dated to be effective May 1, 2011, filed as Exhibit 10.5 to the Company's Quarterly Report, Amendment No. 1 on Form 10-Q/A filed on March 26, 2012, and incorporated herein by reference.
10.31	Employment Agreement by and among Supreme Industries, Inc., Supreme Indiana Operations, Inc., and Kim Korth dated to be effective February 1, 2011, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, and incorporated herein by reference.
10.32	Addendum Number One to Employment Agreement by and among Supreme Industries, Inc., Supreme Indiana Operations, Inc. and Kim Korth, dated to be effective August 1, 2011, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 4, 2011, and incorporated herein by reference.
10.33	Addendum Number Two to Employment Agreement by and among Supreme Industries, Inc., Supreme Indiana Operations, Inc. and Kim Korth, dated to be effective September 1, 2011, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 7, 2011, and incorporated herein by reference.
10.34	Employment Agreement by and among Supreme Industries, Inc., Supreme Indiana Operations, Inc. and Kim Korth, dated to be effective September 23, 2011, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 29, 2011, and incorporated herein by reference.
10.35	Employment Agreement by and among Supreme Industries, Inc and Matthew W. Long, dated December 29, 2011, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 5, 2012, and incorporated herein by reference.
* 10.36	Ownership Transaction Incentive Plan.
* 21.1	Subsidiaries of the Registrant.
* 23.1	Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm.
* 31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
* 31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
* 32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
* 32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
* 101	The following financial statements from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on March 28, 2012, formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements.

* Filed herewith.

Exhibit 10.36

SUPREME INDUSTRIES, INC.
OWNERSHIP TRANSACTION INCENTIVE PLAN

This SUPREME INDUSTRIES, INC. OWNERSHIP TRANSACTION INCENTIVE PLAN (the "***Plan***") was adopted by the Board of Directors of SUPREME INDUSTRIES, INC., a Delaware corporation (the "***Company***"), effective as of October 25, 2011 (the "***Effective Date***").

ARTICLE 1
PURPOSE

The purpose of the Plan is to advance the interests of the Company and its stockholders and motivate and retain certain key employees in order to maximize the proceeds received in a potential Change of Control by providing these key employees with certain bonus opportunities in the event a Change of Control occurs. This Plan is intended to be compliant with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the "***Code***") and the regulations or other applicable guidance issued thereafter, including, without limitation, Treas. Reg. section 1.409A-3(i)(5)(iv)(A).

ARTICLE 2
DEFINITIONS

For the purpose of the Plan, unless the context requires otherwise, the following terms shall have the meanings indicated:

2.1 "***Base Price***" means the amount established by the Board, in its sole discretion, as the base measurement price with respect to a share of Common Stock for purposes of determining the Value in connection with a Change of Control. The "Base Price" may be the Fair Market Value, or any other amount established by the Board, provided, however, in no event may the Base Price be less than the Base Price established for the first grant made pursuant to the Plan.

2.2 "***Board***" means the board of directors of the Company.

2.3 "***Cause***" for termination means "cause" as defined in any employment agreement then in effect between the Company and the Participant, or if no such agreement is in effect (or cause is not defined in such agreement), then (i) the Participant's breach or violation of a material term of this Agreement or other agreement to which the Participant and the Company are parties (including the Disclosure and Invention Agreement), which the Participant failed to cure within thirty (30) days after receiving written notice detailing the allegations from the Board; (ii) the Participant's material failure or refusal to perform his or her job duties or responsibilities, which the Participant failed to cure within thirty (30) days after receiving written notice from the Board (or the board of directors of any Subsidiary); (iii) the Participant's gross negligence, willful misconduct, willful breach of fiduciary duty, dishonesty, fraud, embezzlement or theft, which the Company, in its sole discretion, consider materially damaging to, or which materially discredits, the Company; and (iv) the Participant's conviction, commission, or plea of *nolo contendere* to any felony or other crime involving dishonesty or moral turpitude. Upon the giving of notice of termination of the Participant's employment for Cause, the Company shall have no further obligation or liability to the Participant hereunder.

2.4 "***Change of Control***" means a change in (i) the Company's ownership; or (ii) the ownership of a substantial portion of its assets, as follows:

(i) Change in Ownership. A change in ownership of the Company occurs on the date that any "Person" (as defined in paragraph (iii) below), other than (1) the current stockholders of the Company or their respective Affiliates, (2) the Company or any of its subsidiaries; (3) a trustee or other fiduciary holding securities either on behalf of a current stockholder or pursuant to an employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Affiliates; or (4) an underwriter temporarily holding stock pursuant to an offering of such stock, acquires ownership (either directly, or indirectly through application of the attribution of stock ownership rules described in Treasury Regulation §1.409A-3(i)(5)(iii)) of the Company's stock that, together with stock held by such Person, constitutes more than 50% of the total fair market value or total voting power of the Company's stock (including, Common Stock and any other equity securities then outstanding). However, if any Person is considered to own already more than 50% of the total fair market value or total voting power of the Company's stock (either directly or indirectly through application of the attribution of stock ownership rules described in Treasury Regulation §1.409A-3(i)(5)(iii)), the acquisition of additional stock by the same Person is not considered to be a Change of Control; or

(ii) Change in Ownership of Substantial Portion of Assets. A change in the ownership of a substantial portion of the Company's assets occurs on the date that a Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) total assets of the Company (including the stock of its consolidated subsidiaries), that have a total gross fair market value equal to at least 80% of the total gross fair market value of all of the Company's assets (including the stock of its consolidated subsidiaries) immediately before such acquisition or acquisitions. However, there is no Change of Control when there is such a transfer to an entity that is controlled by the current stockholders of the Company immediately after the transfer, through a transfer to (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock; (2) an entity, at least 50% of the total value or voting power of the stock of which is owned, directly or indirectly, by the Company; (3) a Person that owns directly or indirectly, at least 50% of the total value or voting power of the Company's outstanding stock; or (4) an entity, at least 50% of the total value or voting power of the stock of which is owned by a Person that owns, directly or indirectly, at least 50% of the total value or voting power of the Company's outstanding stock.

(iii) For purposes of paragraphs (i) and (ii):

(1) "Person" would have the meaning given in Section 7701(a)(1) of the Code. Person would include more than one Person acting as a group as defined by the Final Treasury Regulations issued under Section 409A of the Code.

(2) "Affiliate" would have the meaning set forth in Rule 12b-2 promulgated under Section 12 of the Securities Exchange Act of 1934, as amended.

Notwithstanding the foregoing, a Change of Control shall not be deemed to include any equity financing of the Company, or the transactions contemplated thereby or executed in connection therewith (including but not limited to preferred stock equity financings with venture capital operating companies)..

2.5 "***Code***" means the Internal Revenue Code of 1986, as amended.

2.6 "***Committee***" shall have the meaning given to such term in Section 3.1 below.

2.7 "***Common Stock***" means all classes of common stock of the Company which the Company is currently authorized to issue or may in the future be authorized to issue (including, without limitation, the Class A and Class B common stock).

2.8 "***Company***" means Supreme Industries, Inc., a Delaware corporation, and any successor entity thereto.

2.9 "***Employee***" means a common law employee (as defined in accordance with the Regulations and Revenue Rulings then applicable under Section 3401(c) of the Code) of any Employer.

2.10 "***Employer***" means the Company or its Subsidiaries.

2.11 "***Fair Market Value***" means (i) for purposes of the establishing the Base Price, the fair market value of a share of Common Stock as determined by the Committee in good faith, from time to time, by any reasonable means; and (ii) for purposes of establishing the Value in connection with a Change of Control, the per share of Common Stock fair market value of the consideration received by the Company (or the stockholders).

2.12 "***Incentive Payment***" means the compensation awarded by the Committee to a Participant in connection with a Change of Control in accordance with Section 5.2 below.

2.13 "***Incentive Pool***" means the aggregate number of shares of Common Stock outstanding immediately prior to a Change of Control, multiplied by the sum of (i) 7% multiplied by any Value up to $5.00, plus (ii) 8% multiplied by any Value above $5.00 and less than or equal to $7.00, plus (iii) 9% multiplied by Value above $7.00. By way of example, if the Common Stock's Base Price is equal to $2.50 on the effective date of the Plan, and, a Change of Control occurs where the Common Stock is sold for $9.00 per share, then the Incentive Pool shall be equal to the number of shares of all Common Stock outstanding on the date of the Change of Control multiplied by $.52 (which is the sum of (i) 7% multiplied by $2.50 (the Value up to $5.00); (ii) 8% multiplied by $2.00 (the Value between $5.00 and $7.00) and (iii) 9% multiplied by $2.00 (the Value over $7.00)).

2.14 "***Incentive Pool Percentage***" means the percentage of the Incentive Pool allocated to each Employee. The Incentive Pool Percentage for certain Participants shall be as set forth on Exhibit A hereto. The remaining 12.0% of the Incentive Pool may be allocated by the Committee among those Employees it designates as Participants; provided that in the event any portion of this percentage remains unallocated as of a Change of Control, then the unallocated portion shall be reallocated on a pro rata basis among the Participants employed as of the date of the Change of Control. Further, in the event a Participant forfeits his or her Incentive Pool Percentage prior to a Change of Control, and the Committee has not reallotted such Incentive Pool Percentage by the date of such Change of Control, then such forfeited Incentive Pool Percentage shall be reallocated pro rata to all of the Participants employed as of the date of the Change of Control.

2.15 "***Participant***" means those Employees set forth on Exhibit A and any other Employee who satisfies the eligibility requirements of Article 4 of the Plan and who is selected by the Committee to participate in the Plan.

2.16 "***Permanent Disability***" means, a Participant meets one of the following requirements: (A) the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (B) the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company. The Company, at its own option and expense, may retain a physician to confirm the existence of such incapacity or disability, and the determination of such physician shall be binding upon the Company and the Participant.

2.17 "***Plan***" means this Supreme Industries, Inc. Ownership Transaction Incentive Plan, as amended from time to time.

2.18 "***Subsidiary***" means (i) any corporation in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain, (ii) any limited partnership, if the Company or any corporation described in item (i) above owns a majority of the general partnership interest and a majority of the limited partnership interests entitled to vote on the removal and replacement of the general partner, and (iii) any partnership or limited liability company, if the partners or members thereof are composed only of the Company, any corporation listed in item (i) above or any limited partnership listed in item (ii) above. "***Subsidiaries***" means more than one of any such corporations, limited partnerships, partnerships or limited liability companies.

2.19 "***Termination of Service***" means a Participant ceases to serve as an Employee of the Company and its Subsidiaries, for any reason, provided that such cessation constitutes a "separation from service" within the meaning of Section 409A of the Code.

2.20 "***Value***" means, for each Award granted pursuant to this Plan, the difference between (i) the per share value of the total cash proceeds or the per share Fair Market Value of any other consideration received by the Company or the Company's stockholders in connection with a Change of Control, as determined by the Committee, in its sole discretion, less (ii) the Base Price.

ARTICLE 3
ADMINISTRATION OF THE PLAN

3.1 Committee's Establishment and Organization. Subject to the terms of this Article 3, the Plan shall be administered by the Board, or such committee of the Board as is designated by the Board to administer the Plan, which committee shall consist of at least three members (the "***Committee***"). If a committee is so designated, any member of the committee may be removed at any time, with or without cause, by resolution of the Board, and any vacancy occurring in the membership of the committee may be filled by appointment of the Board. At any time there is no committee to administer the Plan, any references in this Plan to the Committee shall be deemed to refer to the Board. Notwithstanding the foregoing, if at any time there are no longer any Class B shares of common stock outstanding (or the Class B shares of common stock no longer have the authority to elect 2/3rds of the directors on the Board), the Board shall make such provisions as they, in their discretion, deem appropriate to cause one or more persons to exercise the powers of the Committee hereunder, prior to any Change of Control or other event the result of which will be the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals who (x) at the date of this Plan were directors or (y) become directors after the date of this Plan and whose election or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then in office who were directors at the date of this Plan or whose election or nomination for election was previously so approved.

3.2 Committee Action. At any time there is no committee to administer the Plan, any action of the Board with respect to the Plan shall be taken in the same fashion as any other Board action, and shall be subject to the same procedural requirements as any other Board action. In the event a committee is designated by the Board in accordance with Section 3.1, the following shall apply:

(i) A majority of the committee shall constitute a quorum, and the act of a majority of the members of the committee present at a meeting at which a quorum is present shall be the act of the committee;

(ii) Any action taken by the committee may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by a majority of the members of the committee; and

(iii) Prompt notice of the taking of any action by members of the committee without a meeting by less than unanimous consent shall be given to the members who did not consent in writing to the action.

3.3 Committee's Powers. The Committee shall have the power, in its discretion, to take such actions as may be necessary to carry out the provisions and purposes of the Plan and shall have the authority to control and manage the operation and administration of the Plan. In order to effectuate the purposes of the Plan, the Committee shall have the discretionary power and authority to construe and interpret the Plan, to supply any omissions therein, to reconcile and correct any errors or inconsistencies, to decide any questions in the administration and application of the Plan, and to make equitable adjustments for any mistakes or errors made in the administration of the Plan. All such actions or determinations made by the Committee, and the application of rules and regulations to a particular case or issue by the Committee, in good faith, shall not be subject to review by anyone, but shall be final, binding and conclusive on all persons ever interested hereunder.

In construing the Plan and in exercising its power under provisions requiring the Committee's approval, the Committee shall attempt to ascertain the purpose of the provisions in question, and when the purpose is known or reasonably ascertainable, the purpose shall be given effect to the extent feasible. Likewise, the Committee is authorized to determine all questions with respect to the individual rights of all Participants under this Plan (which need not be identical), including, but not limited to, all issues with respect to eligibility. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan including, but not limited to, the power and duty to:

(i) designate the employees of the Company and its Subsidiaries who shall participate in the Plan;

(ii) maintain complete and accurate records of all plan transactions and other data in the manner necessary for proper administration of the Plan;

(iii) adopt rules of procedure and regulations necessary for the proper and efficient administration of the Plan, provided the rules and regulations are not inconsistent with the terms of the Plan as set out herein. The Committee shall exercise its discretion hereunder in a nondiscriminatory manner;

(iv) enforce the terms of the Plan and the rules and regulations it adopts;

(v) review claims and render decisions on claims for benefits under the Plan;

(vi) furnish the Company or the Participants, upon request, with information that the Company or the Participants may require for tax or other purposes;

(vii) employ agents, attorneys, accountants or other persons (who also may be employed by or represent the Company) for such purposes as the Committee considers necessary or desirable in connection with its duties hereunder; and

(viii) perform any and all other acts necessary or appropriate for the proper management and administration of the Plan.

ARTICLE 4
ELIGIBILITY

In addition to those Employees set forth on Exhibit A hereto, the Committee may, but shall not be obligated to, select the particular Employees who may be Participants and their respective Incentive Pool Percentages. In the event a Participant does not vest in the Participant's Incentive Payment in accordance with the provisions of Article 6, the Committee may, but shall not be obligated to, designate one or more additional Employees as Participants or designate any forfeited Incentive Pool Percentages to the Participants. Participants may also participate in other incentive or benefit plans of the Company or any Subsidiary, subject to the terms and conditions of such plans. The compensation payable pursuant to this Plan is in addition to, and not in lieu of, any other compensation, including severance payments, that a Employee may be entitled to pursuant to his or her employment agreement with the Company, or pursuant to any other plan, program or compensation arrangement of the Company.

ARTICLE 5
DETERMINATION OF INCENTIVE POOL AND INCENTIVE PAYOUTS

5.1 Determination of Incentive Pool. On the closing date (or, if later, the effective time) of a Change of Control, the Committee shall determine the Value to be received in connection with the Change of Control and shall determine the amount of the Incentive Pool available with respect to such Change of Control.

5.2 Determination of Incentive Payments. Each Participant shall be eligible for an Incentive Payment in an amount equal to the Participant's Incentive Pool Percentage multiplied by the Incentive Pool approved by the Committee in connection with a Change of Control.

5.3 Form and Time of Payment. Incentive Payments to the Participants under the Plan shall be payable as employee compensation, prior in right to any payment to the Company's stockholders. Incentive Payments to the Participants under the Plan shall be payable in the same form (*e.g.*, cash, securities or other property), on the same schedule, and subject to the same terms and conditions, as that of the consideration paid to the Company or, in the case of a transaction described in Section 2.4(i) above, to the Company's stockholders in connection with the Change of Control; provided that, (i) at the Committee's election, the Company may pay any amount payable in securities or other property, in cash in lieu thereof, the amount of which shall be equal to the Fair Market Value of such securities or other property (as determined by the Committee); and (ii) a Participant's Incentive Payment shall be paid no later than the date that is five (5) years from the closing of the Change of Control, as required by Treas. Reg. section 1.409A-3(i)(5)(iv)(A).

5.4 Allocation of Amounts to the Incentive Pool. No amounts will be allocated to the Incentive Pool or the Plan until a transaction is consummated and the Committee has determined, in its sole discretion, that the transaction constitutes a Change of Control and the Committee has determined that amount of the Value.

5.5 Committee Discretion. The Committee shall have the sole authority for valuing the proceeds to be received in a Change of Control transaction for purposes of determining the Value, the Incentive Pool and any Incentive Payments. The Committee shall utilize such methods as they in their discretion deem appropriate in determining the Value. The Committee shall have the sole discretion at any time prior to the Vesting Date to increase, but not decrease, the amount of any Incentive Pool Percentage of any Participant prior to the effective date of a Change of Control; provided, however, in the event any Participant fails to vest in accordance with the provisions of Section 6.2, such Participant's Incentive Pool Percentage shall automatically be reduced to zero.

ARTICLE 6
VESTING

6.1 No Right to Benefits. No Participant shall have a right to any benefit under this Plan prior to the date that a determination is made by the Committee that a Change of Control has occurred.

6.2 Vesting. Except as otherwise provided by Section 6.3 below, any Participant who is a current Employee upon the effective date of a Change of Control shall become one hundred percent (100%) vested in his or her Incentive Payment.

6.3 Forfeiture. If a Participant voluntarily resigns employment or is terminated by the Company for Cause prior to a Change of Control, then such Participant shall immediately forfeit any right to receive any Incentive Payment upon his or her Termination of Service. If a Participant's employment is terminated without Cause prior to a Change of Control, then his or her Incentive Pool Percentage shall be forfeited on the date that is six (6) months (twelve (12) months with respect to the Company's Chief Executive Officer) from the date of the Participant's Termination of Service without Cause.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1 Term. The Effective Date of the Plan shall be as of October 25, 2011 and, unless sooner terminated by action of the Board, the Plan will terminate on December 31, 2014 ("***Termination Date***"); provided, however, the term may be extended by the adoption of a resolution by the Board extending the term prior to the Termination Date. If the Plan is not extended by the Board, then on the Termination Date, all rights of Participants under this Plan shall terminate, provided, however, than in the event a definitive, legally binding agreement has been entered into by the Company with respect to a Change of Control prior to the Termination Date, then the term of this Plan automatically shall be extended solely with respect to such Change of Control until the closing date of the Change of Control or the termination or revocation of such agreement without the consummation of the Change of Control (as determined by the Board in its sole discretion)(the "***Extended Term***"), and any Participants holding Incentive Pool Percentages as of the Termination Date shall be entitled to payment pursuant to this Plan upon the closing date of such Change of Control to the extent it closes during the Extended Term.

7.2 Amendment and Termination. The Company may at any time and from time to time amend, in whole or in part, any or all of the provisions of this Plan or terminate the Plan by the adoption of a resolution by the Board, provided, however, that no amendment or termination of this Plan shall, without the consent of the affected Participant, decrease the amount of any Incentive Pool Percentage of the Participant prior to the effective date of a Change of Control.

ARTICLE 8
MISCELLANEOUS PROVISIONS

8.1 Non-Assignability. A Participant may not alienate, assign, pledge, encumber, transfer, sell or otherwise dispose of any rights or benefits awarded hereunder prior to the actual receipt thereof; and any attempt to alienate, assign, pledge, sell, transfer or assign prior to such receipt, or any levy, attachment, execution or similar process upon any such rights or benefits shall be null and void.

8.2 No Right to Continue In Employment. Nothing in the Plan confers upon any employee the right to continue in the employ of the Company or any Subsidiary, or interferes with or restricts in any way the right of the Company and its Subsidiaries to discharge any employee at any time, including without limitation, before or after any Vesting Date.

8.3 Indemnification Of Committee. No member of the Committee nor any director, officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and each director, officer or employee of the Company acting on its behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination or interpretation.

8.4 No Plan Funding. The Plan shall at all times be entirely unfunded and no provision shall at any time be made with respect to segregating assets of the Company for payment of any amounts hereunder. No Participant, beneficiary, or other person shall have any interest in any particular assets of the Company by reason of the right to receive a Performance Bonus under the Plan. Participants and beneficiaries shall have only the rights of a general unsecured creditor of the Company.

8.5 Governing Law. This Plan shall be construed in accordance with the laws of the State of Delaware and the rights and obligations created hereby shall be governed by the laws of the State of Delaware.

8.6 Binding Effect. This Plan shall be binding upon and inure to the benefit of the Company, its successors and assigns, and the Participants, and their heirs, successors, assigns, and personal representatives.

8.7 Construction of Plan. The captions used in this Plan are for convenience only and shall not be construed in interpreting the Plan. Whenever the context so requires, the masculine shall include the feminine and neuter, and the singular shall also include the plural, and conversely.

8.8 Integrated Plan. This Plan constitutes the final and complete expression of agreement among the parties hereto with respect to the subject matter hereof.

8.9 FMLA Leave. This Plan shall be administered to comply with the Family and Medical Leave Act of 1993, as amended ("***FMLA***"). Any employee of the Company or a Subsidiary who takes leave that satisfies the requirements of the FMLA shall, for purposes of Article 6 only, be considered actively working with the Company or a Subsidiary during such FMLA leave; provided, however, that nothing herein shall be construed to credit such employee with working full time if such employee was not otherwise actually working full time prior to such FMLA leave.

8.10 Accounting of Compensation. Unless otherwise specifically provided in such benefit plan, any Performance Bonus paid to a Participant hereunder shall not be treated as compensation paid to such Participant for the purposes of any other benefit plan.

ARTICLE 9
EFFECT OF THE PLAN

Neither the adoption of this Plan nor any action of the Board or the Committee shall be deemed to give any Participant any right to be granted an Incentive Payment or any other rights. In addition, nothing contained in this Plan and no action taken pursuant to its provisions shall be construed to (a) give any Participant any right to any compensation, except as expressly provided herein; (b) be evidence of any agreement, contract or understanding, express or implied, that the Company or any Subsidiary will employ a Participant in any particular position; (c) give any Participant any right, title, or interest whatsoever in or to any investments which the Company may make to aid it in meeting its obligations hereunder; or (d) create a trust of any kind or a fiduciary relationship between the Company and a Participant or any other person.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this instrument to be executed as of October 25, 2011, by its Chief Executive Officer pursuant to prior action taken by the Board.

SUPREME INDUSTRIES, INC.,
a Delaware corporation

By: /s/ KIM KORTH
Name: Kim Korth
Title: President and Chief Executive Officer

Signature Page to OTIP

EXHIBIT A

- Kim Korth (CEO) will receive 24% of the bonus pool.
- Matt Long (CFO) will receive 17.00% of the bonus pool.
- Bob Besse (VP Sales & Marketing) will receive 11.75% of the bonus pool.
- Mike Oium (VP Operations) will receive 11.75% of the bonus pool.
- Tom Beard (VP Systems Management) will receive 11.75% of the bonus pool.
- Jackie Daniels (VP of HR) will receive 11.75% of the bonus pool.
- 12% of the bonus pool will be reserved for future grant.

Exhibit 21.1

Subsidiaries of the Registrant (a)

Supreme Indiana Operations, Inc., a Delaware corporation

Supreme Corporation of Texas, a Texas corporation

Supreme Truck Bodies of California, Inc., a California corporation

Supreme Mid-Atlantic Corporation, a Texas corporation

SC Tower Structural Laminating, Inc., a Texas corporation

Supreme Insurance Company, Inc., a Nevada corporation

Supreme STB, LLC, a California limited liability company

Supreme Northwest, L.L.C., a Texas limited liability company

Silver Crown, LLC, a Delaware limited liability company

Supreme/Murphy Truck Bodies, Inc., a North Carolina corporation

(a) All subsidiaries are 100% owned by the Registrant.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-157017, 333-143369, 333-118584, 333-104386 and 333-89867 on Form S-8 and 033-64047 on Form S-3 pertaining to Supreme Industries, Inc. and its subsidiaries of our report dated March 28, 2012, on the consolidated financial statements and financial statement schedule of Supreme Industries, Inc. and its subsidiaries, which report is included in Form 10-K for Supreme Industries, Inc. for the year ended December 31, 2011.

Crowe Horwath LLP

/s/ Crowe Horwath LLP

South Bend, Indiana
March 28, 2012

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Kim Korth, certify that:

1. I have reviewed this Annual Report on Form 10-K of Supreme Industries, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2012

/s/ Kim Korth
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Matthew W. Long, certify that:

1. I have reviewed this Annual Report on Form 10-K of Supreme Industries, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2012

/s/ Matthew W. Long
Chief Financial Officer

Exhibit 32.1

**Certification of Chief Executive Officer of
Supreme Industries, Inc. Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002**

This certification is furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350) and accompanies the Annual Report on Form 10-K (the "Form 10-K") for the year ended December 31, 2011 of Supreme Industries, Inc. (the "Company"). I, Kim Korth, the Chief Executive Officer of the Company, certify that, based on my knowledge:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in this report.

Dated: March 28, 2012

/s/ Kim Korth
Chief Executive Officer

Exhibit 32.2

Certification of Chief Financial Officer of Supreme Industries, Inc. Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

This certification is furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350) and accompanies the Annual Report on Form 10-K (the "Form 10-K") for the year ended December 31, 2011 of Supreme Industries, Inc. (the "Company"). I, Matthew W. Long, the Chief Financial Officer of the Company, certify that, based on my knowledge:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in this report.

Dated: March 28, 2012

/s/ Matthew W. Long
Chief Financial Officer


SUPREME
SUPREME


SUPREME
SUPREME



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Directors & Officers

Directors

Herbert M. Gardner[1]
Chairman of the Board

William J. Barrett[1]
President
W.J. Barrett Associates, Inc.

Robert J. Campbell[2,3]
Retired Vice Chairman of the Board
TGC Industries, Inc.

Edward L. Flynn[2,3]
Owner of
Flynn Meyer Company

Mark C. Neilson[2,3]
President
Accretive CFO Services of San Diego LLC

Wayne A. Whitener
President and Chief Executive Officer
TGC Industries, Inc.

Robert W. Wilson
Advisor to the Board on Special Projects

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee

Officers

Herbert M. Gardner
Chairman of the Board

William J. Barrett
Executive Vice President
(Long Range and Strategic Planning),
Secretary and Assistant Treasurer

Matthew W. Long
Interim Chief Executive Officer,
Interim President, Chief Financial Officer,
Treasurer and Assistant Secretary

Corporate Information

Registrar and Transfer Agent
American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038

Auditors
Crowe Horwath LLP
South Bend, Indiana

Legal Counsel
Haynes and Boone, LLP
Fort Worth, Texas

Stock Exchange Listing
NYSE Amex
Symbol - STS
(Class A Common Stock)

Corporate Offices
P.O. Box 467
2581 E. Kercher Rd.
Goshen, IN 46528
(574) 642-3070

Supreme
INDUSTRIES, INC.



Manufacturing Facilities

- **Moreno Valley, California**
- **Griffin, Georgia**
- **Goshen, Indiana**
- **Jonestown, Pennsylvania**
- **Cleburne, Texas**

Sales and Service Facilities

- **Harrisville, Rhode Island**
- **Colorado Springs, Colorado**

CHARTING A NEW COURSE WITH

Supreme
INDUSTRIES, INC.



SUPREMEind.com